UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

State National Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

857124101

(CUSIP Number)

Javier Malagón Navas

Authorized Representative of

Banco Bilbao Vizcaya Argentaria, S.A.

Paseo de la Castellana 81, 20th Floor

28043 Madrid

Spain

011-34-91-537-8172

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 5,243,654**
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 5,243,654**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,243,654**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%**
14	TYPE OF REPORTING PERSON BK

*	See Item 4.

**	Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share, of State National Bancshares, Inc., a corporation organized under Texas law (the “Company”). The Company’s principal executive offices are located at 4500 Mercantile Plaza Drive, Suite 300, Fort Worth, Texas 76137.

Item 2.	Identity and Background.

This Statement is filed by Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (“BBVA”). The address of the registered office of BBVA is Plaza de San Nicolás 4, 48005 Bilbao, Spain. The principal executive offices of BBVA are Paseo de la Castellana 81, Madrid, Spain and Gran Vía 1, Bilbao, Spain. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of BBVA, reference is made to Exhibit A attached hereto and incorporated herein by reference.

During the last five years, neither BBVA nor, to the best of its knowledge, any persons listed on Exhibit A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Castle Creek Capital, LLC, Franklin Mutual Advisers, LLC, Gary J. Fletcher, Rick J. Calhoon, James A. Cardwell, John M. Eggemeyer, III, H. Gil Moutray, Tom C. Nichols, Ben B. Stribling and F. James Volk (together, the “Shareholders”), solely in their capacity as shareholders of the Company, have entered into a Voting Agreement with BBVA and certain other parties thereto (described in Item 4 of this Statement and a copy of which is attached hereto as Exhibit B) (the “Voting Agreement”) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of the Company’s common stock were purchased by BBVA pursuant to the Voting Agreement, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

The purpose of BBVA’s entering into the Voting Agreement covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of June 12, 2006, by and between BBVA and the Company, filed herewith as Exhibit C (the “Merger Agreement”). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to the Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among BBVA and the Shareholders under the Voting Agreement, but is not an affirmation by BBVA of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, BBVA disclaims beneficial ownership of the Shares.

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In order to induce BBVA to enter into the Merger Agreement, the Shareholders entered into the Voting Agreement with BBVA. Pursuant to the Voting Agreement, each of the Shareholders agreed, among other things, to vote (or cause to be voted), all of the shares owned by each Shareholder and any other common stock of the Company that is beneficially owned by such Shareholder or as to which such Shareholder has, directly or indirectly, the right to vote or direct the voting, (a) in favor of the Merger Agreement and (b) against any Alternative Transaction (as defined in the Voting Agreement). Each of the Shareholders also agreed not to take or permit any of such Shareholder’s Affiliates (as defined in the Voting Agreement) or Representatives (as defined in the Voting Agreement) to take any action that would delay, prevent or frustrate the Merger and the other transactions contemplated by the Merger Agreement.

All of the Shareholders other than Franklin Mutual Advisers, LLC have also granted BBVA an irrevocable proxy coupled with an interest to vote such Shareholder’s Shares as provided for in the Voting Agreement. In turn, BBVA has appointed Mr. Tom Nichols as its substitute proxy to vote, and Mr. Nichols has agreed to vote, each such Shareholder’s Shares in the manner provided for in the Voting Agreement at the Company’s shareholder meeting. Each proxy will automatically terminate and be revoked upon termination of the Voting Agreement without further action by the parties.

Under the Voting Agreement, each Shareholder has agreed that, except as a result of the laws of descent and distribution, such Shareholder will not transfer or agree to transfer any of such Shareholder’s Shares, other than with BBVA’s prior written consent, or grant any proxy or power-of-attorney or enter into any voting agreement with respect to the Shares other than pursuant to the Voting Agreement.

The Voting Agreement will terminate on the earlier of (a) the Effective Time and (b) the date upon which the Merger Agreement is terminated pursuant to Section 11.01 of the Merger Agreement.

The Merger Agreement provides, among other things, for a Texas corporation to be organized by BBVA as an acquisition vehicle to be merged with and into the Company (the “Merger”). As a result of the Merger, the outstanding shares of the Company’s common stock will be converted into the right to receive $38.50 per share, in cash without interest. In addition, all of the outstanding and unexercised options to acquire shares of common stock of SNBI will be cancelled at the effective time of the Merger in exchange for an amount in cash per outstanding and unexercised option equal to the excess, if any, between (i) the mean between the highest and lowest selling prices quoted on The Nasdaq National Market for a share of SNBI’s common stock on the last trading day prior to the effective time of the Merger and (ii) the per share exercise price of the stock option.

Consummation of the Merger is subject to various conditions, including, among other things: (a) approval of the Merger Agreement by the holders of two-thirds of the Company’s outstanding shares; (b) the Company’s satisfaction of a minimum shareholders’ equity test; and (c) the receipt and satisfaction of all required regulatory approvals, notices and applicable waiting periods.

After the effective time of the Merger, BBVA intends to cause the Company’s common stock to be delisted from NASDAQ, and may take one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

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The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Voting Agreement and the Merger Agreement neither BBVA nor, to the best of its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, BBVA may be deemed to have beneficial ownership of an aggregate of 5,243,654 shares of the Company’s common stock, which constitute, based on information set forth in the Merger Agreement and assuming the exercise of all shares subject to options included in the foregoing number of shares, approximately 42.6% of the outstanding shares of voting stock of the Company. BBVA, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that BBVA, for any or all purposes, is the beneficial owner of the Shares. For purposes of this Statement, BBVA included all Shares that are subject to options to purchase the Company’s common stock in each calculation of the number of Shares that may be deemed to be beneficially owned by BBVA in connection with the Voting Agreement because BBVA does not have current information about which of such options are exercisable within 60 days.

Other than as provided above, neither BBVA, nor, to the best of BBVA’s knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

(b) Pursuant to the Voting Agreement, BBVA may be deemed to have shared power to vote and dispose of (i) 1,882,936 shares with Franklin Mutual Advisers, LLC, (ii) 1,873,659 shares with Castle Creek Capital, LLC, (iii) 511,834 shares with Tom C. Nichols, (iv) 212,876 shares with Rick J. Calhoon, (v) 210,778 shares with James A. Cardwell, (vi) 196,646 shares with John M. Eggemeyer, III, (vii) 133,123 shares with F. James Volk, (viii) 86,588 shares with Ben B. Stribling, (ix) 82,400 shares with H. Gil Moutray, and (x) 52,814 shares with Gary J. Fletcher. BBVA, however, (i) is not entitled to any rights as a shareholder of the Company as to the Shares, except pursuant to the proxies granted under the Voting Agreement, and (ii) disclaims any beneficial ownership of the Shares.

The information required by Item 2 relating to the Shareholders is set forth in Exhibit D and consists of information contained in (i) the Proxy Statement on Schedule 14A filed by the Company on April 19, 2006, in the Form 4 filed by John M. Eggemeyer, III on January 12, 2006 and in the Schedule 13G filed by Franklin Mutual Advisers, LLC on October 11, 2005 and (ii) provided by the Company. Although BBVA has no reason to believe that such information was not reliable as of its date, BBVA only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, BBVA makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other

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information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by the Voting Agreement and the Merger Agreement, neither BBVA, nor, to the best of BBVA’s knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by BBVA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by BBVA as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

See “Item 4. Purpose of Transaction” for a description of the Voting Agreement and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	Material To Be Filed as Exhibits.

Exhibit	Description
Exhibit A	Directors and Executive Officers of Banco Bilbao Vizcaya Argentaria, S.A.

Exhibit B	Voting Agreement, dated as of June 12, 2006, between BBVA and Castle Creek Capital, LLC, Franklin Mutual Advisers, LLC, Gary J. Fletcher, Rick J. Calhoon, James A. Cardwell, John M. Eggemeyer, III, H. Gil Moutray, Tom C. Nichols, Ben B. Stribling and F. James Volk

Exhibit C	Agreement and Plan of Merger, dated as of June 12, 2006, by and between Banco Bilbao Vizcaya Argentaria, S.A. and State National Bancshares, Inc.

Exhibit D	Certain Information Regarding the Shareholders

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2006

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Javier Malagón Navas
Name:	Javier Malagón Navas
Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.

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EXHIBIT INDEX

Exhibit	Description
Exhibit A	Directors and Executive Officers of Banco Bilbao Vizcaya Argentaria, S.A.

Exhibit B	Voting Agreement, dated as of June 12, 2006, between BBVA and Castle Creek Capital, LLC, Franklin Mutual Advisers, LLC, Gary J. Fletcher, Rick J. Calhoon, James A. Cardwell, John M. Eggemeyer, III, H. Gil Moutray, Tom C. Nichols, Ben B. Stribling and F. James Volk

Exhibit C	Agreement and Plan of Merger, dated as of June 12, 2006, by and between Banco Bilbao Vizcaya Argentaria, S.A. and State National Bancshares, Inc.

Exhibit D	Certain Information Regarding the Shareholders

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EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF BBVA

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of BBVA. Unless otherwise indicated, the business address of each such person is c/o Banco Bilbao Vizcaya Argentaria, S.A. at Plaza de San Nicolás 4, 48005 Bilbao, Spain, and all of the directors and executive officers are citizens of the Kingdom of Spain except for Richard C. Breeden who is a citizen of the United States of America.

DIRECTORS OF BBVA	PRESENT PRINCIPAL OCCUPATION

Francisco González Rodríguez	Chairman and Chief Executive Officer BBVA.

José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer BBVA.

Tomás Alfaro Drake	Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria.

Juan Carlos Álvarez Mezquíriz	Managing Director, Grupo Eulen; Director, Bodegas Vega Sicilia, S.A.

Richard C. Breeden	Chairman, Richard C. Breeden & Co.

Ramón Bustamante y de la Mora	Director, Ctra. Inmo. Urba. Vasco-Aragonesa, S.A.

José Antonio Fernández Rivero	Director of BBVA.

Ignacio Ferrero Jordi	Chairman, Nutrexpa, S.A. Director La Piara S.A.; Director Lladró Comercial S.A.

Román Knörr Borrás	Chairman, Carbónicas Alavesas, S.A.; Director, Mediasal 2000, S.A. and President of the Alava Chamber of Commerce.

Ricardo Lacasa Suárez	Director of BBVA and Chairman of the Audit and Compliance Committee.

Carlos Loring Martínez de Irujo	Director of BBVA.

José Maldonado Ramos	Director and General Secretary BBVA.

Enrique Medina Fernández	Director and Secretary, Sigma Enviro, S.A.

Susana Rodríguez Vidarte	Dean of Deusto “La Comercial” University since 1996.

Telefónica, S.A. Represented by Mr. Angel Vilá Boix	General Director Telefonica S.A.

EXECUTIVE OFFICERS OF BBVA	PRESENT EMPLOYMENT

José María Abril Pérez	Wholesale and Investment Banking.

Eduardo Arbizu Lostao	Head of Legal Department.

Ángel Cano Fernández	Human Resources and Services.

Manuel González Cid	Finance Division.

Manuel Méndez del Río	Risks.

Vitalino Nafría Aznar	Retail Banking Spain and Portugal.

Ignacio Sánchez-Asiaín Sanz	South America.

José Sevilla Álvarez	Head of the Office of the Chairman.

Javier Ayuso Canals	Corporate Communications.

Javier Bernal Dionis	Business Development and Innovation— Retail Banking Spain and Portugal.

José María García Meyer-Dohner	USA.

Jaime Guardiola Romojaro	Mexico.

Juan Asúa Madariaga	Smes and Large Companies.

Jose Barreiro Hernández	Global Operations.

Vicente Rodero Rodero	Comercial Banking Spain.

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Exhibit B

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of June 12, 2006, is entered into by and among Banco Bilbao Vizcaya Argentaria, S.A., a bank organized and existing under the Laws of Spain (“Parent”), Castle Creek Capital, LLC, a limited liability company organized and existing under the Laws of the State of Delaware (the “Holding Company”), Joaquin Gortari and Peter W. Paulsen, as Proxy Holders (as defined below) and Tom C. Nichols, as Substitute Proxy Holder (as defined below), and each of those certain shareholders of State National Bancshares, Inc., a corporation organized and existing under the Laws of the State of Texas (the “Company”) set forth on the signature pages hereto (together with the Holding Company, the “Shareholders” and each a “Shareholder”).

WHEREAS, simultaneously with the execution of this Agreement, Parent and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing, among other things, for the merger of a newly-formed corporation organized under Texas Law that is a wholly-owned direct or indirect subsidiary of Parent (“Merger Sub”) with and into the Company;

WHEREAS, as of the date hereof, each Shareholder is the Beneficial Owner (as defined below) of, and/or has the sole right to vote and dispose of, a number of shares of common stock, par value $1.00 per share (“Company Common Stock”), of the Company set forth opposite such Shareholder’s name on Schedule A to this Agreement (such shares of Company Common Stock, the “Voting Shares”); and

WHEREAS, as an inducement and a condition to Parent entering into the Merger Agreement and incurring the obligations set forth therein, Parent has required that each Shareholder enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein and in the Merger Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Certain Definitions. Capitalized terms used but not defined herein have the meanings given to such terms in the Merger Agreement. In addition, for purposes of this Agreement:

“Affiliate” means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

“Beneficially Owned” or “Beneficial Ownership” with respect to any securities means having beneficial ownership of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), disregarding the phrase “within 60 days” in paragraph (d)(1)(i) thereof), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom or which such Person would constitute a “Group” within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

“Beneficial Owner” with respect to any securities means a Person who or which has Beneficial Ownership of such securities.

“Person” means an individual, sole proprietorship, corporation, partnership, bank, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Proposed Business Combination” means the transactions contemplated by the Merger Agreement.

“Transfer” means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.

2. No Disposition or Solicitation.

(a) Each Shareholder that is a natural person agrees that, prior to the termination of this Agreement, except as may result from the laws of descent and distribution (any such transfer to be subject to Section 13(d)), he will not Transfer or agree to Transfer any Company Common Stock Beneficially Owned by him or with respect to which he holds the sole right to vote and dispose of such Company Common Stock, other than with Parent’s prior written consent, or grant any proxy or power-of-attorney, other than pursuant to this Agreement, or enter into any voting agreement with respect to any Company Common Stock, other than pursuant to this Agreement. Each Shareholder that is an entity agrees that, prior to the termination of this Agreement, it will not Transfer or agree to Transfer any Company Common Stock Beneficially Owned by it or with respect to which it holds the sole right to vote and dispose of such Company Common Stock, other than with Parent’s prior written consent, or grant any proxy or power-of-attorney, other than pursuant to this Agreement, or enter into any voting agreement with respect to any Company Common Stock, other than pursuant to this Agreement.

(b) Each Shareholder agrees that, from and after the date hereof, and through the date of any termination of this Agreement, except as contemplated by this Agreement, neither such Shareholder nor any of such Shareholder’s Affiliates, officers, directors, employees, partners, attorneys or other agents, advisors or representatives (collectively, “Representatives”) will directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person relating to, or otherwise facilitate any (i) transaction pursuant to which any Person (or group of Persons) (other than Parent or its Affiliates), directly or indirectly, acquires or would acquire more than fifteen percent (15%) of the outstanding shares of the Company or any of its Subsidiaries or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger of the Company or any of its Subsidiaries, whether from the Company or any of its Subsidiaries or pursuant to a tender offer or exchange offer or

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otherwise; (ii) merger, share exchange, consolidation or other business combination involving the Company or any of its Subsidiaries (other than the Proposed Business Combination); (iii) transaction pursuant to which any Person (or group of Persons) (other than Parent or its Affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company and securities of the entity surviving any merger or business combination including any of the Company’s Subsidiaries) of the Company, or any of its Subsidiaries representing more than twenty-five percent (25%) of the fair market value of all the assets, net revenues or net income of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction; or (iv) other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, other than the Proposed Business Combination (an “Alternative Transaction”). Each Shareholder shall, and shall instruct its Representatives to, cease any existing activities or discussions with any party other than Parent and its Affiliates conducted heretofore with respect to the foregoing. Each Shareholder shall advise Parent immediately of the details of any solicitation, or request for discussions or confidential information, from any Person with respect to any of the foregoing. Notwithstanding the foregoing, each Shareholder agrees to the restrictions in this Section 2(b) solely in his or its capacity either as the record holder and Beneficial Owner of, or as the sole holder of the right to vote and dispose of, his or its Voting Shares, and nothing herein shall limit or affect any actions taken by Franklin Mutual Advisers, LLC as required by the exercise of its fiduciary duties as an investment manager to registered investment companies, or by any Shareholder as an officer or director of the Company to the extent specifically permitted by the Merger Agreement; provided that nothing in this Section 2(b) shall be deemed to permit any Shareholder to take any action on behalf of the Company that is prohibited by the Merger Agreement.

(c) Each Shareholder agrees that, unless required by applicable law and after giving prior written notice to Parent, neither such Shareholder nor any of such Shareholder’s Affiliates or representatives shall make any press release, public announcement or other communication with respect to the business or affairs of the Company or Parent, including this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent. Each Shareholder acknowledges and agrees that the terms of this Agreement shall be disclosed in connection with the announcement of the Merger Agreement.

3. Shareholder Vote.

(a) Each Shareholder agrees that, unless this Agreement has been terminated in accordance with its terms, (i) at such time as the Company conducts a meeting of or otherwise seeks a vote or consent of its shareholders for the purpose of approving the Merger Agreement (such meeting or any adjournment thereof, or such consent process, the “Company Meeting”), such Shareholder will vote, or provide a consent with respect to, or cause to be voted or cause a consent to be provided with respect to, all Company Common Stock then Beneficially Owned by such Shareholder, or with respect to which such Shareholder has the sole right to vote and dispose of such Company Common Stock, in favor of the Merger Agreement; (ii) at any time as the Company conducts a meeting of or otherwise seeks a vote or consent of its shareholders for the purposes set forth in clause (i) of this Section 3(a), such Shareholder will vote, or cause to be voted, such shares of Company Common Stock (including the Voting Shares) against, and such

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Shareholder will not consent to, any Alternative Transaction; and (iii) such Shareholder will not take or permit any of such Shareholder’s Affiliates or Representatives to take any action that would delay, prevent or frustrate the Merger and the other transactions contemplated by the Merger Agreement.

(b) Without limiting the foregoing, it is understood that the obligations under Section 3(a) shall remain applicable in respect of each Company Meeting until the termination of this Agreement regardless of the position of the board of directors of the Company as to the Merger at the time of such Meeting.

4. Reasonable Efforts to Cooperate. Each Shareholder agrees that he or it will (a) use all reasonable efforts to cooperate with Parent in connection with the Merger and all other transactions contemplated by the Merger Agreement, (b) promptly take such actions as are necessary or appropriate to consummate the Merger, and (c) provide any information reasonably requested by Parent for any Government Approval or other filing made or approval sought for the Merger and all other transactions contemplated by the Merger Agreement.

5. Additional Stock. Each Shareholder agrees that any additional shares of capital stock of the Company he or it acquires, or over which he or it acquires Beneficial Ownership or the sole right to vote and dispose, whether pursuant to existing options, agreements, warrants or otherwise, shall be subject to the provisions of this Agreement.

6. Irrevocable Proxy.

(a) (i) In furtherance of the agreements contained in Section 3, each Shareholder (except Franklin Mutual Advisers, LLC) hereby irrevocably (to the extent set forth herein) grants to, and appoints Joaquin Gortari, the Executive Vice President, Treasurer and Chief Financial Officer, and Peter W. Paulsen, the Executive Vice President, General Counsel and Secretary, each of BBVA USA, Inc., a wholly-owned subsidiary of Parent, each in his respective capacity as an officer of Parent or a wholly-owned subsidiary of Parent, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually (each, a “Proxy Holder”), such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote all shares of Company Common Stock Beneficially Owned by such Shareholder or with respect to which such Shareholder has the sole right to vote and dispose of such shares, or grant a consent or approval in respect of such shares, or execute and deliver a proxy to vote such shares, (x) in favor of the Merger Agreement and approval of the terms thereof and all of the transactions contemplated by the Merger Agreement, and (y) against any Alternative Transaction or any other matter referred to in Section 3(a)(ii), in each case to the extent such Shareholder is required to so vote under Section 3.

(ii) To the extent permitted by applicable Law, each Proxy Holder, by his execution below, hereby grants to and appoints Tom C. Nichols as substitute proxy (the “Substitute Proxy Holder”) to act under this Agreement; provided, however, that such appointment of the Substitute Proxy Holder is subject to revocation by each Proxy Holder at any time upon notice to the Company. The Substitute Proxy Holder, by his execution below as Substitute Proxy Holder, agrees to vote all shares of Company Common Stock Beneficially Owned by each Shareholder or with respect to which such Shareholder has the sole right to vote

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and dispose of such shares, or grant a consent or approval in respect of such shares, or execute and deliver a proxy to vote such shares, (x) in favor of the Merger Agreement and approval of the terms thereof and all of the transactions contemplated by the Merger Agreement, and (y) against any Alternative Transaction or any other matter referred to in Section 3(a)(ii), in each case to the extent such Shareholder is required to so vote under Section 3.

(iii) Each Shareholder represents and warrants to Parent that any proxies or powers-of-attorney heretofore given in respect of his or its Voting Shares are not irrevocable and that any such proxies or powers-of-attorney are hereby revoked, and agrees to communicate in writing notice of revocation of such proxies to the relevant holders.

(iv) Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 6(a) is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with Article 2.29 and Article 2.30 of the TBCA and other applicable provisions thereof. The proxy granted in this Section 6(a) shall remain valid until terminated pursuant to Section 11 hereof.

(b) The irrevocable proxy granted pursuant to Section 6(a) shall automatically terminate and be revoked upon termination of this Agreement in accordance with its terms.

7. Covenant of the Shareholders. Each Shareholder agrees that he or it will take all action necessary to permit (i) the Voting Shares Beneficially Owned by such Shareholder, or with respect to which such Shareholder has the sole right to vote and dispose of such Voting Shares, to be acquired in the Merger, and (ii) the voting of the Company Common Stock Beneficially Owned by such Shareholder or with respect to which such Shareholder has the sole right to vote and dispose of such Company Common Stock in accordance with the terms of this Agreement.

8. Representations, Warranties and Covenants of the Shareholders. Each Shareholder severally, and not jointly, hereby represents and warrants to, and agrees with, Parent as follows:

(a) Such Shareholder has all necessary power, authority and legal capacity to execute and deliver this Agreement and perform his or its obligations hereunder. No other proceedings or actions on the part of such Shareholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes the valid and binding obligation of such Shareholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

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(c) Such Shareholder is the sole Beneficial Owner of and/or has the sole right to vote and dispose of the shares of Company Common Stock set forth opposite such Shareholder’s name on Schedule A. Such Shareholder either (i) has good and marketable title to, or (ii) has the sole right to vote and dispose of, all of the Voting Shares, in each case free and clear of all liens, claims, options, proxies, voting agreements and security interests other than the voting agreement and irrevocable proxy set forth in this Agreement. The Voting Shares constitute all of the capital stock of the Company Beneficially Owned by such Shareholder or with respect to which such Shareholder has the sole voting and disposition right and neither such Shareholder nor his or its Affiliates is the Beneficial Owner of or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), or has the sole right to vote and dispose of or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) the sole right to vote and dispose of, any shares of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any such shares.

(d) Neither the execution and delivery of this Agreement by such Shareholder nor the consummation of the transactions contemplated hereby will (i) conflict with, result in any violation of, require any consent under or constitute a default (whether with notice or lapse of time or both) by such Shareholder under any mortgage, bond, indenture, pledge, security agreement or any other agreement, instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of the Voting Shares are bound; (ii) violate any judgment, order, injunction, decree or award of any court, administrative agency or governmental body that is binding on such Shareholder; or (iii) constitute a violation by such Shareholder of any Law of any jurisdiction.

(e) Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement. Such Shareholder acknowledges that his or its irrevocable proxy set forth in Section 6(a) is granted in consideration of the execution and delivery of the Merger Agreement by Parent.

(f) Since February 1, 2006, to the best knowledge of such Shareholder, such Shareholder has not, for his or its own benefit or on behalf of another Person or to the detriment of the Company, (i) made an offer of employment to, entered into an employment agreement with or employed any person who is or has been, since February 1, 2006, employed by the Company; (ii) advised or recommended to any other Person that such Person make an offer of employment to, enter into an employment agreement with or employ any such employee or former employee of the Company; or (iii) persuaded or attempted to persuade any employee of the Company to discontinue his business relationship with the Company.

9. Representations and Warranties of Parent. Parent represents and warrants to the Shareholders that it has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent will not (i) conflict with, result in any violation of, require any consent under or constitute a default (whether with notice or lapse of time or both) by Parent under any mortgage, bond, indenture, pledge, security agreement or any other agreement,

6

instrument or obligation to which it is a party or by which it is bound; (ii) violate any judgment, order, injunction, decree or award of any court, administrative agency or governmental body that is binding on Parent; or (iii) constitute a violation by Parent of any Law of any jurisdiction; and this Agreement constitutes a legal, valid and binding agreement on the part of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by principles applicable to creditors’ rights generally or governing the availability of equitable relief.

10. Non-Disclosure and Non-Solicitation.

(a) Solely as an inducement to Parent’s entering into the Merger Agreement and for no other consideration, each of Castle Creek Capital, LLC, Rick J. Calhoon, James A. Cardwell, John E. Eggemeyer, III, Gary J. Fletcher, H. Gil Moutray and Ben B. Stribling (each a “Covered Person”) agrees from the date hereof to and including the Closing Date (and, if the Closing shall take place, to and including the first anniversary of the Closing Date), neither such Covered Person, nor any Person directly or indirectly controlled by such Covered Person, shall:

(i) (A) divulge, under any circumstances, any trade secrets, customer or depositor lists or other non-public and proprietary information, developments, methods or data pertaining to the Company, Purchaser or any of their respective Affiliates (collectively, “Company Confidential Information”, and such Persons, the “Parent Parties”) to any other Person or (B) use any Company Confidential Information for his or its benefit or for the benefit of any other Person. Company Confidential Information shall be deemed for purposes of this Agreement not to include any information, developments, methods or data that the Covered Person can demonstrate (1) is or becomes publicly known (other than through unauthorized disclosure by that Covered Person); (2) was received by that Covered Person from a third party having a right to disclose such information without any obligation of confidence to the Company; or (3) is developed by that Covered Person independently without reference to any Company Confidential Information; or

(ii) directly or indirectly, for his or its own benefit or on behalf of another Person or to the detriment of the Company, (A) solicit for employment, enter into an employment agreement with or employ any current employee of the Company or any of its Subsidiaries or any person who was employed by the Company or any of its Subsidiaries during the twelve (12) month period preceding such solicitation, agreement or employment; (B) advise or recommend to any other Person that such Person solicit for employment, enter into an employment agreement with or employ any such employee or former employee; or (C) persuade or attempt to persuade any employee of the Company or any of its Subsidiaries to discontinue his business relationship with the Company or such Subsidiary; provided, however, that this prohibition shall not apply to general advertisements in newspapers or other widely distributed publications, media or mail, whether electronic or otherwise, made in the ordinary course of business; or advise or recommend to any such employee that he become employed or otherwise affiliate with any other Person.

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(b) The restrictions in this Section 10 shall be in addition to any restrictions imposed on a Covered Person by statute or at common law. Each of the Covered Persons acknowledges and agrees that the covenants contained in this Section 10 are reasonable and valid, in geographical and temporal scope and in all other respects.

(c) Notwithstanding Section 11 hereof, the provisions of this Section 10 shall survive the Effective Time of the Merger.

11. Termination. Except as provided in Section 10, this Agreement, and all rights and obligations of the parties hereunder, shall terminate on the earlier of (a) the Effective Time, and (b) the date upon which the Merger Agreement is terminated in accordance with its terms.

12. Holding Company Covenants

(a) The Holding Company shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise in order to consummate and make effective the transactions contemplated by the Merger Agreement that are intended to be consummated prior to the Effective Time as promptly as practicable hereafter; (ii) obtain from any Governmental Entity any Government Approvals required to be obtained or made by the Holding Company, or to avoid or cause to be withdrawn or terminated, without prejudice to the Parties, any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger as contemplated by the Merger Agreement; and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement and the Merger required (A) under the BHCA, (B) under the Exchange Act, (C) under any other applicable federal or state securities Laws, and (D) under any other applicable Law; provided that the Holding Company and Parent shall cooperate with each other in connection with the preparation and making of all such filings, including, if requested and subject to applicable Law, by providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith; provided further, that nothing in this Section 12(a) shall require the expenditure of money by Parent or the Holding Company to a third party in exchange for any such consent (other than filing or processing fees). The Holding Company and Parent shall furnish to each other all information reasonably required for any application or other filing under applicable Law in connection with the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a Materially Burdensome Regulatory Condition.

(b) The Holding Company shall promptly advise Parent upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes the Holding Company to believe that there is a reasonable likelihood that any Governmental Approval will not be obtained or that the receipt of any such approval may be materially delayed.

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(c) The Holding Company shall give any notices to third parties, and use commercially reasonable efforts to obtain any third party consents necessary, proper or advisable to consummate the transactions contemplated in the Merger Agreement.

13. Miscellaneous.

(a) This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and, together with the Merger Agreement, supersedes all other prior agreements and understandings, both written and oral, among all the parties hereto with respect to the transfer or voting of shares of Company capital stock.

(b) Each Shareholder agrees that this Agreement and the respective rights and obligations of such Shareholder hereunder shall attach to any shares of capital stock of the Company, and any securities convertible into or exchangeable or exercisable for any such shares, that may become Beneficially Owned by such Shareholder or with respect to which such Shareholder may acquire the sole right to vote and dispose of such shares.

(c) Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(d) No Shareholder may assign this Agreement or any right or interest herein without the prior written consent of Parent. Parent may not assign this Agreement or any right or interest herein without the prior written consent of the Company, other than to its Affiliates, but no such assignment to any of its Affiliates shall in any way prejudice the rights of any Shareholder hereunder.

(e) This Agreement and the various rights and obligations arising hereunder shall inure only to the benefit of and be binding upon the parties hereto and, if assigned in accordance with the terms hereof, their respective successors and assigns, and, in the case of the Shareholders, their respective heirs and legal representatives. Except as provided in the preceding sentence, nothing in this Agreement, expressed or implied, is intended to confer upon any other Person any rights or remedies under or by reason of this Agreement.

(f) This Agreement may be amended by the written agreement of Parent and the Shareholders at any time prior to the Closing with respect to any of the terms hereof (and, with respect to covenants that by their terms extend beyond the Closing, at any time prior to, on or after the Effective Time).

(g) No provision of this Agreement may be waived except by an instrument in writing signed by the party hereto waiving such provision specifically referring to the provision to be waived. The failure of any party hereto at any time to require the performance by another party hereto of any provision hereof shall not affect the right to require such performance at any time thereafter, nor shall the waiver by any party hereto of a breach of any provision hereof be taken or held to be a waiver of any succeeding breach of such provision, a waiver of the provision itself or a waiver of any other provision of this Agreement.

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(h) Any notice or other communication required or permitted under this Agreement (each a “Notice”) shall be effective only if it is in writing and delivered personally or sent by telecopier, or by registered or certified mail return receipt requested, postage prepaid, addressed as follows:

(i) If to a Shareholder, to such Shareholder at the address set forth beside his or its name on Schedule A hereto.

(ii) If to Parent, to:

If to Parent, to:

Banco Bilbao Vizcaya Argentaria, S.A.

Paseo de la Castellana, 81

Madrid, SPAIN

Attention: Eduardo Arbizu, Chief Legal Counsel

Email: eduardo.arbizu@grupobbva.com

Facsimile: 011 34 91 374 4471

and

Attention: Gonzalo Toraño, Head of Corporate Development Department

Email: gtorano@grupobbva.com

Facsimile: 011 34 91 374 5021

and

BBVA USA, Inc.

Waterway Two

10001 Woodloch Forest Drive, Suite 610

The Woodlands, Texas 77380

Attention: Peter W. Paulsen, Executive Vice President, General Counsel and Secretary

Email: peter.paulsen@bbvausa.com

Facsimile: (832) 813-7732

and

Attention: Joaquin Gortari, Executive Vice President and Chief Financial Officer

Email: joaquin.gortari@bbvausa.com

Facsimile: (832) 813-7731

With a copy to:

Cleary Gottlieb Steen & Hamilton LLP

2000 Pennsylvania Avenue, NW

Washington, DC 20006

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Attention: John C. Murphy, Jr., Esq. and Derek M. Bush, Esq.

Emails: jmurphy@cgsh.com and dbush@cgsh.com

Facsimile: (202) 974-1999

or to such other address or facsimile number as any party may designate by Notice to the others and shall be deemed to have been given upon receipt.

(i) Each Shareholder agrees that all agreements and covenants contained in this Agreement are severable. In the event that any of the provisions of this Agreement is held by any competent court or binding arbitration to be excessively broad as to time, geographical area or scope of activity, it shall be reformed to the extent consistent with Law; and if any such provision(s) is held to be invalid, this Agreement shall be interpreted as if such invalid provision(s) was not contained in this Agreement.

(j) Each Shareholder acknowledges and agrees that it is impossible to measure in money the damages that will accrue to the Parent Parties by reason of any breach of this Agreement and that Parent would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that (i) each Shareholder shall waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) Parent shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement.

(k) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(l) This Agreement shall be governed and construed in accordance with the laws of the State of Texas applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. The parties agree that any suit, action or proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Dallas County, Texas. Each of the parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party agrees that service of a Notice upon such party as provided in Section 13(h) shall be deemed effective service of process on such party.

(m) The headings contained in this Agreement are for convenience and reference only and do not form a part of this Agreement. Unless the context otherwise requires, (i) “including” means “including, without limitation”, (ii) words in the singular include the plural

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and words in the plural include the singular, and (iii) references to “he” and “his” include the masculine and the feminine.

(n) This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

14. Further Assurances. From time to time, at Parent’s request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Gonzalo Toraño Vallina
Name: Gonzalo Toraño Vallina
Title: Head of Corporate Development

Joaquin Gortari, as Proxy Holder

/s/ Joaquin Gortari

Peter W. Paulsen, as Proxy Holder

/s/ Peter W. Paulsen

Tom C. Nichols, as Substitute Proxy Holder

/s/ Tom C. Nichols

CASTLE CREEK CAPITAL, LLC

By:	/s/ Mark Merlo
Name:	Mark Merlo
Title:	Senior Vice President

FRANKLIN MUTUAL ADVISERS, LLC

By:	/s/ Bradley Takahashi
Name:	Bradley Takahashi
Title:	Vice President

GARY J. FLETCHER

/s/ Gary J. Fletcher

RICK J. CALHOON

/s/ Rick J. Calhoon

JAMES A. CARDWELL

/s/ James A. Cardwell

JOHN M. EGGEMEYER, III

/s/ John M. Eggemeyer, III

H. GIL MOUTRAY

/s/ H. Gil Moutray

TOM C. NICHOLS

/s/ Tom C. Nichols

BEN B. STRIBLING

/s/ Ben B. Stribling

F. JAMES VOLK

/s/ F. James Volk

SCHEDULE A

SHAREHOLDERS

NAME	ADDRESS	VOTING SHARES
Franklin Mutual Advisers, LLC	Attn: Bradley Takahashi 101 John F. Kennedy Parkway Short Hills, NJ 07078	1,882,936

Castle Creek Capital, LLC	Attn: Mark Merlo, P.O. Box 1329, Rancho Santa Fe, CA 92067-1329	1,873,659

Tom C. Nichols	4500 Mercantile Plaza Drive, Suite 300 Fort Worth, TX 76137	511,834

Rick J. Calhoon	C/O Pruet Companies 217 Capitol ST, Suite 201, Jackson, MS 39201	212,876

James A. Cardwell	P.O. Box 26808 El Paso, TX 79926	210,778

John M. Eggemeyer, III	P.O. Box 2416 Rancho Santa Fe, CA 92067	196,646

F. James Volk	690 Sunland Park Drive, El Paso, TX 79912	133,123

Ben B. Stribling	40 West Twohig, Suite 412, San Angelo, TX 76903	86,588

H. Gil Moutray	P.O. Box 1598, Carlsbad, NM 8221-1598	82,400

Gary J. Fletcher	6951 S Bell, Amarillo, TX 79109	52,814

Total		5,243,654

A-1

Exhibit C

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AND

STATE NATIONAL BANCSHARES, INC.

DATED AS OF JUNE 12, 2006

i

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 12, 2006 (this “Agreement”), by and between Banco Bilbao Vizcaya Argentaria, S.A., a bank organized and existing under the Laws of Spain (“Parent”), and State National Bancshares, Inc., a corporation organized and existing under the Laws of the State of Texas (the “Company” and, together with Parent, the “Parties”).

WHEREAS, this Agreement provides for the acquisition of the Company by Parent by virtue of the merger of a newly-formed wholly-owned subsidiary of Parent to be organized under the Laws of the State of Texas (“Merger Sub”) with and into the Company (the “Merger”);

WHEREAS, as a result of the Merger, all of the issued and outstanding shares of common stock, par value of $1.00 per share, of the Company (the “Company Common Stock”) shall be converted into and exchanged for cash in the manner provided in this Agreement;

WHEREAS, the appropriate corporate body of Parent and the Board of Directors of the Company have each approved this Agreement and the proposed transactions contemplated hereby and have authorized the execution hereof, and the Board of Directors of the Company has adopted a resolution recommending that the plan of merger set forth in this Agreement be approved by the shareholders of the Company; and

WHEREAS, as an inducement for Parent to enter into this Agreement, each of Castle Creek Capital, LLC and certain of the directors and officers of the Company (together, the “Company Affiliated Shareholders”), Franklin Mutual Advisers, LLC and certain other signatories thereto are simultaneously executing and delivering to Parent an agreement (the “Voting Agreement”), a form of which is attached as Exhibit A, providing that, among other things, the signatories thereto will, subject to the terms and conditions therein, vote their shares of Company Common Stock in favor of the transactions contemplated hereby;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, Merger Sub shall be merged with and into the Company at the Effective Time (as defined below), in accordance with the provisions of Part Five of the Texas Business Corporation Act (the “TBCA”) and the Texas Business Organizations Code (the “TBOC”), and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and shall continue its corporate existence under the Laws of the State of Texas.

SECTION 1.02. Effective Time. Subject to the provisions of this Agreement, at the Closing the Company and Merger Sub shall duly execute and file articles of merger or a certificate of merger, as applicable (collectively, the “Articles of Merger”), with the Secretary of State of the State of Texas under Article 5.04 of the TBCA or Section 10.153 of the TBOC, as required. The Parties will make all other filings or recordings required under the TBCA or the TBOC, as applicable, and the Merger will become effective when the Articles of Merger are filed in the office of the Secretary of State of the State of Texas and a certificate of merger is issued by the office of the Secretary of State of the State of Texas pursuant to Article 5.05 of the TBCA, or at such later date or time as Parent and the Company shall agree and specify in the Articles of Merger in accordance with Article 10.03 of the TBCA (the time the Merger becomes effective, the “Effective Time”).

SECTION 1.03. Effects of the Merger. The Merger shall have the effects provided by this Agreement and as set forth in the TBCA, the TBOC and other applicable Law.

SECTION 1.04. Articles of Incorporation; Bylaws. At the Effective Time, the Articles of Incorporation and Bylaws of the Surviving Corporation shall be the Articles of Incorporation and Bylaws of the Company as they exist immediately before the Effective Time, with such amendments to the Articles of Incorporation as may be specified in the Articles of Merger, and in each case until thereafter changed or amended as provided therein or pursuant to applicable Law.

SECTION 1.05. Directors and Officers of Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation. The initial officers of the Surviving Corporation shall be the officers of the Company, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

SECTION 1.06. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of the Parties or any holder of Company Common Stock or the sole shareholder of Merger Sub:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Treasury Shares) shall be converted into the right to receive, in cash and without interest, $38.50 per share (the “Per Share Amount”). At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any shares of Company Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Per Share Amount for each share of Company Common Stock represented by the Certificate (the “Merger Consideration”) or, in the case of Dissenting Shares, the rights set forth in Section 1.07.

(b) Each share of common stock, par value $1.00 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall remain outstanding and be converted into one (1) share of common stock of the Surviving Corporation.

(c) Any shares of Company Common Stock held directly or indirectly by Parent or the Company, other than those held on behalf of a Company shareholder (other than Parent or the Company) in trust accounts, managed accounts or otherwise in a fiduciary capacity or as a result of debts previously contracted (collectively, “Treasury Shares”), shall be cancelled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

(d) At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of Company Common Stock theretofore outstanding shall thereafter be made.

(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or otherwise, an appropriate and proportionate adjustment shall be made to the Per Share Amount.

SECTION 1.07. Dissenting Shares. Notwithstanding any other provision contained in this Agreement, shares of Company Common Stock that are issued and outstanding as of the Effective Time and that are held by a shareholder who has not voted such shares in favor of the Merger and who has otherwise taken all of the steps required by Article 5.12 of the TBCA to properly exercise and perfect such shareholder’s dissenter’s rights (any such shares being referred to herein as “Dissenting Shares”) shall be deemed to have ceased to represent any interest in the Surviving Corporation as of the Effective Time and shall be entitled to those rights and remedies set forth in Articles 5.11, 5.12 and 5.13 of the TBCA; provided, however, that in the event that a shareholder of the Company fails to perfect, withdraws or otherwise loses any such right or remedy granted by the TBCA, the shares of Company Common Stock held by such shareholder shall be converted into and represent only the right to receive the Merger Consideration specified in this Agreement. The Company shall give Parent (a) prompt notice of any notice or demand for appraisal or payment for shares of Company Common Stock received by the Company and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate any such demands.

SECTION 1.08. Company Stock Options. As of the Effective Time, each issued and outstanding option to acquire Company Common Stock, whether granted pursuant to the Company Stock Option Plan or otherwise (the “Company Stock Options”), whether vested or unvested at the Effective Time, will be cancelled and terminated by the Company in exchange for an amount of cash, without interest, equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Spread less applicable Taxes required to be withheld with respect to such payment (the “Option Consideration”). The “Option Spread” for each share of Company Common Stock subject to a Company Stock Option will be equal to the excess, if any, of (y) the mean between the highest and the lowest selling prices quoted on The Nasdaq National Market for a share of Company Common Stock on the last trading day prior to the Effective Time over (z) the per share exercise price of the Company Stock Option. Any Company Stock Option for which the per share exercise price exceeds the

Per Share Amount shall be cancelled as of the Effective Time without the payment of any consideration therefor.

SECTION 1.09. Exchange Procedures.

(a) Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with The Bank of New York (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, an amount that constitutes the aggregate amount of the Merger Consideration payable in respect of shares of Company Common Stock pursuant to Section 1.06(a) upon surrender of Certificates and, for the benefit of the holders of Company Stock Options, the aggregate amount of the Option Consideration payable in respect of Company Stock Options pursuant to Section 1.08 (the “Exchange Fund”), it being understood that any and all interest earned on funds made available to the Paying Agent pursuant to this Agreement shall belong to Parent. At the six (6) month anniversary of the Effective Time, any such cash remaining in the possession of the Paying Agent (together with any dividends or earnings in respect thereof) shall be returned to Parent. Any former holders of Company Common Stock who have not theretofore exchanged their Certificates for the Merger Consideration pursuant to this Article I shall thereafter be entitled only to look exclusively to Parent, and only as general unsecured creditors thereof, for payment of any Merger Consideration to which they are entitled to receive upon exchange of their Certificates pursuant to this Article I, without any interest thereon.

(b) As soon as practicable after the Effective Time, but in no event later than five (5) Business Days after the day on which the Effective Time occurs, Parent shall cause the Paying Agent to mail to each former holder of record of shares of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder’s Certificates for the Merger Consideration set forth in this Article I. If practicable, Parent shall make available such transmittal materials to the Company prior to the Closing Date. Upon surrender of a Certificate for cancellation to the Paying Agent together with the transmittal materials duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Paying Agent, the record holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (after giving effect to any required Tax deductions and withholdings in accordance with Section 1.09(e)), which, if practicable, shall be paid within five (5) Business Days of the later of the Paying Agent’s receipt of such materials or the Closing Date, and the Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the proper amount of the Merger Consideration may be paid in exchange therefor to a Person other than the Person in whose name the Certificate so delivered is registered if the Certificate formerly representing such shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Taxes have been paid.

(c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against either of them with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled, without any interest thereon.

(d) Notwithstanding the foregoing, neither the Paying Agent nor any Party shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Stock Options such amounts as Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Paying Agent.

SECTION 1.10. Alternative Acquisition Structure. Notwithstanding any provision in this Agreement to the contrary, Parent shall be permitted, in its sole and absolute discretion, to restructure the method by which Parent accomplishes the acquisition of the Company as contemplated by this Agreement, including by providing for the merger of a direct or indirect Subsidiary of Parent (other than Merger Sub) with and into the Company; provided, however, that Parent shall only be permitted to restructure the proposed transaction to the extent that (i) there is no change in the amount or nature of the Merger Consideration to be received by the shareholders of the Company as contemplated in this Agreement, (ii) there is no change to the federal tax consequences of the Merger to the shareholders of the Company, and (iii) such restructuring is not reasonably expected to materially delay obtaining the required Governmental Approvals.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

SECTION 2.01. Closing; Closing Date. On the terms and subject to the conditions set forth in this Agreement, a closing (the “Closing”) shall take place at 10:00 a.m. Dallas, Texas time on January 3, 2007, or such earlier or later date as the Parties shall mutually agree, at a location designated by Parent and reasonably acceptable to the Company; provided, however, that if on such date the conditions set forth in Articles VIII, IX and X have not been satisfied or waived (subject to applicable Law) (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to satisfaction thereof), the Closing shall take place on the second Business Day immediately following the date on which such conditions have been so satisfied or waived. The date on which the Closing actually occurs is referred to herein as the “Closing Date”. The Effective Time of the Merger shall be determined in accordance with Section 1.02.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in a disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies, among other things, items the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants (provided that any information set forth in any one section of the Company Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection thereof if its relevance to the information called for in such Section or subsection is reasonably apparent and provided further that, notwithstanding any provision in this Agreement to the contrary, the mere inclusion of an item in such section or subsection of the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed to be an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Company Material Adverse Effect), the Company hereby represents and warrants to Parent as follows:

SECTION 3.01. Organization and Qualification of the Company and its Subsidiaries. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Texas, and is a registered bank holding company under the BHCA. Each Subsidiary of the Company (other than the Bank) is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. State National Bank (the “Bank”) is a national banking association duly organized and validly existing under the Laws of the United States, is in good standing under all Laws applicable to banks located in the United States and is a member of the Federal Reserve System. The Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund in the manner and to the fullest extent permissible by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of the Company and its Subsidiaries has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its respective properties and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the Articles of Association and Bylaws of the Bank, as amended to date, have been delivered to Parent.

SECTION 3.02. Articles of Incorporation and Bylaws; Corporate Books and Records. The copies of the Company’s Articles of Incorporation and Bylaws that are listed as exhibits to the Company’s Form 10-K for the year ended December 31, 2005 are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of its Articles of Incorporation or its Bylaws. True and complete copies of all minute books of the Company and each of its Subsidiaries, containing minutes of meetings held and actions taken by their respective Boards of Directors or any committees thereof during the period from January 1, 2004 to the date hereof, have been made available by the Company to

Parent. All material actions of the Boards of Directors of the Company and each of its Subsidiaries are reflected in such books.

SECTION 3.03. Capitalization.

(a) The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”). As of June 9, 2006, (i) 12,014,083 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Common Stock are held in the treasury of the Company or by its Subsidiaries, and (iii) no shares of Company Preferred Stock are issued and outstanding. Since June 9, 2006, no shares of Company Common Stock have been issued except upon the exercise of Company Stock Options. As of June 9, 2006, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance except that 1,107,024 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which 824,550 shares of Company Common Stock are issuable upon exercise of the outstanding Company Stock Options (the “Company Option Shares”). All of the issued and outstanding shares of capital stock or other Equity Interests of the Company have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and have been issued in compliance with applicable federal and state securities Laws.

(b) Except for the Company Stock Options and the Company Stock Plans, there are no (i) options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any of its Subsidiaries; or (ii) securities convertible into or exchangeable for such capital stock or other Equity Interests of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests. Section 3.03(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of the prices at which outstanding Company Stock Options are exercisable, the number of Company Option Shares outstanding at each such price and the date of grant, expiration date and type (qualified or non-qualified under Section 422 of the Code) of each such Company Stock Option. All of the Company Option Shares, upon their issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and will not be issued in violation of preemptive rights.

(c) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of; (ii) affecting the voting rights of; (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to; (iv) requiring the registration for sale of; or (v) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. To the knowledge of the Company, other than the Voting Agreement, there are no proxies, voting agreements, voting trusts, rights plans, anti-takeover plans, registration rights agreements or similar agreements or arrangements with respect to any shares of Company Common Stock or other Equity Interests of the Company.

(d) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) on any matters on which its shareholders may vote.

SECTION 3.04. Subsidiaries. The Company has no direct or indirect Subsidiaries other than those set forth in Section 3.04 of the Company Disclosure Schedule. The Company owns all of the issued and outstanding shares of capital stock of each of its Subsidiaries, free and clear of any pledges, security interests, options, liens, claims or other encumbrances of any kind (collectively, the “Liens”). All of the issued and outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized, validly issued and are fully paid and non-assessable (except as provided in 12 U.S.C. § 55). There are no outstanding contractual obligations of the Company or any of its Subsidiaries to make any investment in any of its Subsidiaries or any other Person. None of the Company’s Subsidiaries has (a) any arrangements or commitments obligating any of them to issue shares of any of its capital stock or any securities convertible into or having the right to purchase shares of any of its capital stock, or (b) any bonds, debentures, notes or other obligations outstanding that entitle the holders thereof to vote (or that are convertible into or exercisable for securities having the right to vote) on any matters on which its shareholders may vote. The Company does not, directly or indirectly, beneficially own or otherwise control any Equity Interests of any Person (other than its Subsidiaries listed in Section 3.04 of the Company Disclosure Schedule) or any interest in a partnership or joint venture of any kind.

SECTION 3.05. Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action of the Company (other than the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (regardless of whether such enforceability is considered in equity or at law).

(b) By resolutions duly adopted at a meeting of the Board of Directors of the Company duly called and held on June 12, 2006, by the affirmative vote of the Board of Directors of the Company required to vote pursuant to the Articles of Incorporation of the Company and the applicable provisions of the TBCA, the Board of Directors of the Company has duly (i) adopted a resolution recommending that this Agreement be approved by the shareholders of the Company, and (ii) approved and adopted this Agreement (the “Company Board Approval”). The Board of Directors of the Company has directed that this Agreement be submitted to the shareholders of the Company for their approval at a meeting to be held for that purpose. A true and correct copy of such resolutions, certified by the Company’s corporate secretary, have been furnished to Parent, and none of such resolutions has been rescinded or revoked, in whole or in part, or modified in any way. The Company Board Approval constitutes approval of this Agreement by the Board of Directors of the Company for all purposes under and in accordance with the TBCA.

SECTION 3.06. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any provision of the Company’s Articles of Incorporation or Bylaws or any equivalent organizational documents of any of its Subsidiaries; (ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (assuming that all consents, approvals, authorizations and permits described in Section 3.06(b) have been obtained and all filings and notifications described in Section 3.06(b) have been made and any waiting periods thereunder have terminated or expired); or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any contract, agreement, note, bond, mortgage, indenture, deed of trust, license, lease or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, losses, defaults or failures to obtain any consent or approval, or other occurrences, which would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except with respect to any required Government Approvals set forth in Section 3.06(b) of the Company Disclosure Schedule.

SECTION 3.07. Permits; Compliance With Law.

(a) Each of the Company and its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for it to own, lease and operate its properties or to lawfully carry on its business substantially in the manner described in the Company SEC Filings and substantially as it is being conducted as of the date hereof (the “Company Permits”) except for such Company Permits the absence of which would not be reasonably expected to have a Company Material Adverse Effect, and all such Company Permits are valid and in full force and effect and, to the Company’s knowledge, no suspension or cancellation of any of them is threatened.

(b) None of the Company or any of its Subsidiaries is in default or violation of (i) any Company Permits or (ii) any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected except for such defaults or violations which would not be reasonably expected to have a Company Material Adverse Effect.

SECTION 3.08. Reports; Regulatory Matters

(a) The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2003 with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve”), (ii) the FDIC, (iii) the Office of the Comptroller of the Currency (the “OCC”), (iv) the SEC, (v) the Texas Department of Banking, (vii) any applicable industry self-regulatory organization, and (viii) each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2003, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the ordinary course of the business of the Company and its Subsidiaries, no Governmental Entity has initiated since January 1, 2003 or has pending any proceeding, enforcement action or, to the knowledge of the Company, investigation into the business, disclosures or operations of the Company or any of its Subsidiaries. Since January 1, 2003, no Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of the Company, investigation into the business, disclosures or operations of the Company or any of its Subsidiaries. There is no unresolved violation, criticism, comment or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries. Since January 1, 2003, there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries (other than normal examinations conducted by a Governmental Entity in the Company’s ordinary course of business).

(b) Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2003 a recipient of any supervisory letter from, or since January 1, 2003 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2003 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement. The Bank is “well capitalized” and “well managed” as a matter of U.S. federal banking Law. To the knowledge of the Company, there has not been any event or occurrence since January 1, 2003 that would result in a determination that the Bank is not “well capitalized” and “well managed” as a matter of U.S. federal banking Law.

SECTION 3.09. SEC Filings; Financial Statements.

(a) The Company has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents and filings, together with any amendments required to be made with respect thereto, required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2005 (collectively, including those filed or furnished subsequent to the date of this Agreement, the “Company SEC Filings”). None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. Each Company SEC Filing (i) as of the time it was filed, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations promulgated thereunder, as the case may be, and (ii) did not or will not, at the time it was or is filed (or if subsequently amended or superseded by a Company SEC Filing, then on the date of such subsequent filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) The Company’s consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) in each case fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments which were not and which are not expected to be, individually or in the aggregate, material to the Company and its consolidated Subsidiaries taken as a whole).

(c) Except as and to the extent adequately provided for, in the aggregate, on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2006 (the “Company Balance Sheet”), between March 31, 2006 and the date hereof, neither the Company nor any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations (i) that, in the aggregate, are adequately provided for in the Company Balance Sheet, (ii) incurred in the ordinary course of business since March 31, 2006 and the date hereof that would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect, or (iii) incurred or provided for in this Agreement.

(d) The Company is in material compliance with the applicable listing and corporate governance rules and regulations of The Nasdaq National Market. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC (including permitted extensions of credit pursuant to the SEC’s Rule 13k-1), and the Federal Reserve’s Regulation O, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(e) The material records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 3.09(e). The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and audit committee and a copy has previously been made available to Parent. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(f) Since December 31, 2005, (i) through the date hereof, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

SECTION 3.10. Absence of Certain Changes or Events. Since December 31, 2005, except as specifically contemplated by, or as disclosed in, this Agreement, each of the Company and its Subsidiaries has conducted its business in, and has not engaged in any material transaction other than in the ordinary course of business consistent with past practice and, since such date, there has not been:

(a) a Company Material Adverse Effect;

(b) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(c) other than (x) regular quarterly dividends on Company Common Stock of not in excess of $0.10 per share of Company Common Stock, (y) dividends or distributions on the Company’s outstanding debentures and related trust preferred securities and (z) payment of dividends by a Subsidiary of the Company to the Company, any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company or any of its Subsidiaries;

(d) any material change in any method of tax or accounting or accounting practice by the Company or its Subsidiaries affecting their assets, liabilities or business, including any reserving, renewal or residual method, practice or policy;

(e) any increase in the compensation or benefits (including incentive compensation opportunity and termination, change in control or retention compensation or benefits) payable or that could become payable by the Company or any of its Subsidiaries to their respective officers, employees or directors or any amendment of any, or adoption of any new, Benefit Plans other than (i) increases in base salary of employees who are not officers or other key employees granted in the ordinary and usual course consistent with past practice or (ii) to the extent required under applicable Law or the terms of any Company Benefit Plan as in effect as of the date hereof;

(f) any grant of any options to purchase shares of Company Common Stock or other equity based award or right to any officer, director or employee of the Company or any of its Subsidiaries, other than grants to employees (other than officers and directors) made in the ordinary course of business consistent with past practice under the Company Stock Plans;

(g) any grant of any severance or termination pay, entry into any contract to make or grant any severance or termination pay or payment of any bonus other than customary year-end bonuses in amounts consistent with past practice;

(h) any material Tax election made or changed (except as required by applicable Law or GAAP), or any closing agreement, settlement or compromise made relating to any material Tax or material Tax refund; or

(i) any agreement to do any of the foregoing, unless otherwise permitted herein.

SECTION 3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all Company Benefit Plans, other than immaterial Company Benefit Plans. There have been made available to Parent true and complete copies of (i) each such written Company Benefit Plan and any related trust instruments, insurance contracts or other funding arrangements and, with respect to any employee stock ownership plan, loan agreements forming a part of any Company Benefit Plan, and all amendments thereto; (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments, required to be filed with respect to each Company Benefit Plan; and (iii) the most recent actuarial valuation for each Company Benefit Plan, if any, that is a defined benefit plan or that provides medical or other health benefits following retirement at the cost of the Company or any of its Subsidiaries in whole or in part.

(b) (i) Except as required by applicable Law, none of the Company Benefit Plans promises or provides retiree medical, life or other retiree welfare benefits to any person; (ii) none of the Company Benefit Plans is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA or a “multiple employer” plan within the meaning of Section 4063 or 4064 of ERISA nor has the Company, its Subsidiaries or any ERISA Affiliate (x) maintained or contributed to or has within the past six (6) years maintained or contributed to any plan that is subject to Subtitle C or D of Title IV of ERISA or (y) maintained or contributed to or has within the past six (6) years maintained or had an obligation to contribute to a multiemployer plan or multiple employer plan; (iii) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code with respect to any Company Benefit Plan which could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which could be reasonably expected to have a Company Material Adverse Effect and neither the Company nor any of its Subsidiaries expects to incur any tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA which could reasonably be expected to have a Company Material Adverse Effect; (iv) all Company Benefit Plans are in substantial compliance with the requirements prescribed by any and all applicable statutes (including ERISA and the Code), orders, or governmental rules and regulations (including all applicable requirements for notification or information to participants or the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the Internal Revenue Service (the “IRS”) or the Secretary of the Treasury), and the Company and each of its Subsidiaries have performed their respective obligations under, are not in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Company Benefit Plans, except for any immaterial instances of non-compliance, failures to perform, or defaults or violations; (v) each Company Benefit Plan intended to qualify under Section 401(a) of the Code is the subject of a favorable determination letter from the IRS and, to the Company’s knowledge, nothing has occurred since receipt of such letter which may reasonably be expected to impair or revoke such favorable determination letter or result in loss of qualification of any such plan under Section 401(a) or 401(k) of the Code; (vi) all contributions required to be made to and premiums and other expenses incurred in respect of any Company Benefit Plan pursuant to Section 412 of the Code, or the terms of the Company Benefit Plan or any collective bargaining agreement, have been made on or before their due dates and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the consolidated financial statements; (vii) with respect to each Company Benefit Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (viii)

neither the Company nor any ERISA Affiliate has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the PBGC arising in the ordinary course); and (ix) neither the Company nor any ERISA Affiliate has incurred, nor reasonably expects to incur, any penalties or excise taxes under any provision of the Code or ERISA applicable to employee benefit plans which are reasonably expected to have a Company Material Adverse Effect.

(c) The Company has identified in Section 3.11(c) of the Company Disclosure Schedule and has made available to Parent true and complete copies of (i) all employment agreements that the Company or any of its Subsidiaries has with any directors, officers or employees of or consultants to the Company or any of its Subsidiaries; (ii) all Severance Arrangements; and (iii) all Change in Control Arrangements. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by the Company will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment or benefit, or the increase of any payment or benefit (including severance, unemployment compensation, parachute or otherwise) becoming due to any director, officer, employee or consultant of the Company or any of its Subsidiaries from the Company or any of its Subsidiaries; (B) result in any acceleration of the time of payment or vesting of or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits; (C) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, the Parent to merge, amend or terminate any of the Company Benefit Plans; or (D) result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280(G) of the Code. No individual who is a party to any such Severance or Change in Control Arrangement has terminated his or her employment or has been terminated, nor, to the Company’s knowledge, has any event occurred, other than the transactions contemplated by this Agreement, that has given or could reasonably be expected to give rise to a severance obligation on the part of the Company under any such agreement or arrangement.

(d) No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. As of the date hereof there is no material pending or, to the knowledge of the Company, threatened litigation relating to the Company Benefits Plans. The Company and each ERISA Affiliate are in material compliance with the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations thereunder and any similar state Law.

(e) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (i) Section 409A of the Code and (ii)(A) the proposed regulations issued thereunder or (B) IRS Notice 2005-1 (clauses (i) and (ii), together, the “409A Authorities”). No Company Benefit Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section

885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities.

(f) Neither the Company nor any of its Subsidiaries maintains, sponsors, contributes or has any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.

SECTION 3.12. Labor and Other Employment Matters. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, termination of employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings and wages and hours. None of the Company or any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and no collective bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries. There is no material labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened. To the Company’s knowledge, no employee of the Company or any of its Subsidiaries is, in any material respect, in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or such Subsidiary.

SECTION 3.13. Transactions with Interested Persons and Affiliates. Except as set forth in the Company SEC Filings filed prior to the date of this Agreement, no officer, director or employee of the Company or any of its Subsidiaries nor, to the Company’s knowledge, any member of the immediate family of any such officer, director or employee, is presently a party to any transaction with the Company or any of its Subsidiaries of the type or involving an amount that requires such transaction to be disclosed pursuant to Item 404 of Regulation S-K. Neither the Company nor any Subsidiary has any transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

SECTION 3.14. Material Contracts. Except as set forth on Section 3.14 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by any Contract that (a) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) or which imposes any non-competition, non-solicitation or similar covenants on the Company or any of its Subsidiaries (collectively, the “Company Material Contracts”), or (b) which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement. Each Company Material Contract is valid and binding on the Company or its applicable Subsidiary (as the case may be) that is a party thereto and, to the Company’s knowledge, each other party thereto, and is in full force and effect, and the Company or its Subsidiary that is a party thereto has performed in all material respects all of its obligations required to be performed by it prior to the date hereof under each such Company Material Contract and, to the Company’s knowledge, each other party to each Company Material Contract has in all respects performed all material obligations required to be performed by it under such Company Material Contract. None of the Company or any of its Subsidiaries has received any written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract.

SECTION 3.15. Litigation. Except as and to the extent disclosed in the Company SEC Filings filed prior to the date of this Agreement, (a) there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries is obligated to indemnify a third party, the outcome of which is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent the consummation, of the Merger or any other transaction contemplated by this Agreement.

SECTION 3.16. Environmental Matters. Except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to any, applicable Environmental Laws, (ii) holds or has applied for all Environmental Permits necessary to conduct its current operations, and (iii) is in compliance with its respective Environmental Permits.

(b) None of the Company or any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.

(c) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to (A) compliance with Environmental Laws or Environmental Permits or (B) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, with respect to clauses (A) and (B), no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened with respect thereto, or (ii) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d) None of the real property owned or leased by the Company or any of its Subsidiaries is listed or, to the knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of contaminated sites.

(e) To the knowledge of the Company, there are no past or present conditions, circumstances, or facts that are reasonably expected to (i) interfere with or prevent continued compliance by the Company or any of its Subsidiaries with Environmental Laws and the requirements of Environmental Permits, (ii) give rise to any liability or other obligation under any Environmental Laws, or (iii) form the basis of any claim, action, suit, proceeding or investigation against or involving the Company or any of its Subsidiaries based on or related to any Environmental Law.

SECTION 3.17. Intellectual Property.

(a) Each of the Company and its Subsidiaries owns, licenses or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, trade dress, service marks, certification marks, copyrights and any applications therefor, trade secrets, know- how, technology, domain names and uniform resource locators, computer software programs or applications and tangible or intangible proprietary information or materials (including any registrations or applications for registration of any of the foregoing) (all such rights, in any jurisdiction, collectively, “Intellectual Property”) that are used in the business of the Company and its Subsidiaries as currently conducted. Each of the Company and its Subsidiaries separately sets forth on Section 3.17(a) of the Company Disclosure Schedule a list of the following categories of Intellectual Property: (i) issued patents and pending patent applications, (ii) registered and material unregistered trademarks and any applications therefor, (iii) registered copyrights, (iv) domain names, (v) material software owned by the Company or a Subsidiary and used in the business, and (vi) all licenses or other agreements pursuant to which the Company grants or is granted the right to use any Intellectual Property (with the exception of licenses for standard, off-the-shelf software with an aggregate value of less than $50,000). Neither the Company nor any of its Subsidiaries is, nor will it be as a result of the execution and delivery of this Agreement by the Company or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries, is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any Intellectual Property owned or held by any third party (collectively, “Third-Party Intellectual Property Rights”), except for such violations that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect. No claims with respect to (y) Intellectual Property owned by the Company or any of its Subsidiaries (collectively, the “Company Intellectual Property Rights”) or (z) Third- Party Intellectual Property Rights are currently pending or, to the knowledge of the Company, are threatened by any Person. The Company does not know of any grounds for any claims (A) against the use by the Company or any of its Subsidiaries of any Company Intellectual Property Rights or Third-Party Intellectual Property Rights used in the business of the Company or any of its Subsidiaries as currently conducted; (B) challenging the ownership, validity or enforceability of any Company Intellectual Property Rights; or (C) challenging the license or legally enforceable right of the Company or any of its Subsidiaries to use any Third-Party Intellectual Rights.

(b) The Company and its Subsidiaries have obtained any and all necessary consents from their customers with regard to the Company and its Subsidiaries’ collection and dissemination of personal customer information in connection with the business operations of the Company or any of its Subsidiaries, in accordance with any applicable privacy policy published or otherwise communicated by the Company or any of its Subsidiaries and any applicable Law.

(c) To the knowledge of the Company and its Subsidiaries, the computer software and databases used in the business operations of the Company or any of its Subsidiaries are free from any uncorrected software defects or programming or documentation errors.

SECTION 3.18. Taxes.

(a) The Company and its Subsidiaries have filed in a timely manner (taking into account all extensions of due dates) all material Tax Returns required to be filed by them on an individual or group basis and have timely paid all material amounts shown as owing on such Tax Returns. All information provided in each such Tax Return is complete and accurate in all material respects. No waivers of statutes of limitations, and no agreements with any Governmental Entity relating to assessment or collection (including to extend the period of limitations for the assessment or collection of any Tax), are in effect in respect of any Taxes for which the Company or any of its Subsidiaries may be liable, except for such waivers and exceptions that have not had or would not be reasonably expected to have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have timely paid all material Taxes (whether or not shown on any Tax Return) that have become due, and the Company has adequately provided in its consolidated books and financial statements for all material Taxes that have accrued but are not yet due. All liabilities for material Taxes that the Company and its Subsidiaries will accrue following the date hereof through the Closing will be accrued in the ordinary course of business, and any such material Taxes due on or before the Closing Date have been, or will be, paid on or before such date.

(c) All material Tax Returns filed with respect to Tax years of the Company and its Subsidiaries through the Tax year ended December 31, 2001 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. No audit or other administrative proceeding is pending or threatened, and no judicial proceeding is pending or threatened, that involves any material Tax or material Tax Return filed or paid by or on behalf of the Company or any of its Subsidiaries.

(d) None of the Company or its Subsidiaries is or has been within the last five years a “U.S. real property holding corporation” (as defined in Section 897(c)(2) of the Code). No Tax is or shall be required to be withheld pursuant to Section 1445 of the Code as a result of the Merger.

(e) There is no contract or other agreement in existence under which the Company or its Subsidiaries have, or may at any time in the future have, any obligation to pay or contribute to the payment of a Tax or any portion of a Tax (or pay any amount calculated with reference to a Tax or any portion of a Tax) of or imposed on any other Person, bank, corporation or other entity (a “Tax Sharing Agreement”). Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, and neither the Company nor any of its Subsidiaries has any material liability for Taxes of any Person (other than the Company or its Subsidiaries) as a successor, as a transferee, or otherwise.

(f) The Company has made available to Parent true, accurate, correct and complete copies of all Tax Returns (along with necessary supporting documentation) filed by the Company since January 1, 2002, all Tax rulings and closing arguments, and all material documents in the Company’s possession and requested by Parent concerning the bases of the Company’s assets, the Company’s earnings and profits, and all other Tax attributes of the Company determined for U.S. federal income tax purposes. The Company and its Subsidiaries have maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and regulations thereunder, and comparable Laws, rules and regulations of the countries, states, counties, provinces, localities and other political divisions wherein they are required to file Tax Returns and other reports relating to Taxes (or such books and records have been maintained on their behalf).

(g) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, except for such amounts that have not had or are not reasonably expected to have a Company Material Adverse Effect. There are no Liens in respect of material Taxes on the assets of the Company or its Subsidiaries, other than Taxes not yet due or being contested in good faith, except for Liens that have not had or are not reasonably expected to have a Company Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method initiated by it or any other relevant Person, nor has received any notice in writing from the IRS or other relevant authority proposing any such adjustment or change in accounting method, nor does the Company or any of its Subsidiaries have any application pending with any governmental or regulatory authority requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any Subsidiary.

SECTION 3.19. Insurance. Section 3.19 of the Company Disclosure Schedule lists (a) all material policies of liability, property, casualty and other forms of insurance owned or held by the Company and each of its Subsidiaries, copies of which have previously been made available to Parent, and (b) all material insurance claims filed by the Company under such policies which have not been paid in full as of the date hereof and the amounts claimed thereunder. All such policies provide coverage for the operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary industry practice. All such policies are in full force and effect, all premiums due and payable have been paid and no written notice of cancellation or termination has been received with respect to any such policy and all such policies, or predecessor policies covering similar risks, have been in full force and effect continuously during the past five (5) years, except for new coverages obtained by the Company in the past five (5) years, which have been in full force and effect continuously since they were obtained. No insurer has advised the Company or any of its Subsidiaries that it intends to materially reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against the Company or any of its Subsidiaries.

SECTION 3.20. Properties.

(a) Each of the Company and its Subsidiaries has good fee simple title to or valid leasehold estates in all of its material properties and assets except for (i) statutory Liens not yet delinquent which are being contested in good faith by appropriate proceedings, and Liens for taxes not yet due; (ii) pledges of assets in the ordinary course of business to secure public deposits; (iii) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purpose for which they are held; and (iv) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ and other similar Liens arising in the ordinary course of business.

(b) Section 3.20 of the Company Disclosure Schedule contains a complete and correct list of (i) all real property or premises owned on the date hereof, in whole or in part, by the Company or any of its Subsidiaries (collectively, the “Owned Properties”) and those real properties that the Company or any of its Subsidiaries is in the process of foreclosing comprising 70% of such properties (ranked by size) ,whether by judicial process or by power of sale, or otherwise in the process of acquiring title to, and all indebtedness secured by any encumbrance thereon; and (ii) all real property or premises leased, subleased in whole or in part, licensed or otherwise used or occupied (whether as a tenant, subtenant, or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries has the right to use or occupy (collectively, including the improvements thereon, the “Leased Properties”) together with a list of all applicable leases and the name of the applicable lessors. True and complete copies of all agreements (including all material written modifications, amendments, supplements, waivers and side letters thereto) under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant (each a “Real Property Lease”) that have not been terminated or expired as of the date hereof have been made available to the Parent prior to the date hereof, except for those agreements under which the Company is the landlord or sublandlord and annual payments under such agreements are less than $75,000. None of such premises or properties have been condemned or otherwise taken by any public authority and, to the knowledge of the Company, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, Contract or Law that might affect its use or value for the purposes now made of it. None of the premises or properties of the Company or any of its Subsidiaries is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent with the current use of such property by the Company or its Subsidiaries, including any lease, sublease, license or other agreement, other than the Real Property Leases, granting to any other Person any right to the use, occupancy or enjoyment of such premises or properties, except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has received any notice of any, and to the knowledge of the Company there is no, default under any restrictive covenants, restrictions and conditions affecting the Owned Properties and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default under any such restrictive covenants, restrictions or conditions, except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.

(d) Each Real Property Lease is in full force and effect and constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto; provided that with respect to matters relating to any party other than the Company or its Subsidiaries, the foregoing representation is based on the knowledge of the Company.

(e) The buildings and improvements on the Owned Properties and the Leased Properties are in good condition and in a state of good and working maintenance and repair, ordinary wear and tear excepted, except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.

SECTION 3.21. Derivative Transactions. Subject to such exceptions as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect, all Derivative Transactions to which the Company or any of its Subsidiaries is a party were entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, as applicable. All of such Derivatives Transactions are legal, valid and binding obligations of the Company or a Subsidiary of the Company, as the case may be, enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally), and are in full force and effect. The Company and each Subsidiary of the Company that is a party to any such Derivative Transaction has duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to the Company’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which, individually or in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.22. Investment Securities and Commodities.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, interest rate, risk management, asset liability management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which the Company believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, the Company has made available to Parent in writing the material Policies, Practices and Procedures.

SECTION 3.23. Loan Portfolio.

(a) Section 3.23(a) of the Company Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of March 31, 2006, of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to the Company or its Subsidiaries (collectively, “Loans”), other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of March 31, 2006, of all “non-accrual” Loans. As of March 31, 2006, the Company and its Subsidiaries, taken as a whole, did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 3.23(a) of the Company Disclosure Schedule, net of specific reserves with respect to such Loans and assets, that were designated as of such date by the Company as “Special Mention”, “Substandard”, “Doubtful”, “Loss”, or words of similar import (“Criticized Assets”). Section 3.23(a) of the Company Disclosure Schedule sets forth (A) a summary of Criticized Assets as of March 31, 2006, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans, and (B) each asset of the Company or any of its Subsidiaries that, as of March 31, 2006, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by the Company or its Subsidiaries, and all such Loans purchased by the Company or its Subsidiaries, were made or purchased in accordance with customary lending standards of the Company or its Subsidiaries, as applicable. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and the Company or its Subsidiaries has complied in all material respects, and on the Closing Date will have complied in all material respects, with all Laws relating to such Loans.

SECTION 3.24. Proxy Statement. The information supplied by the Company in writing for inclusion or incorporation by reference in the Proxy Statement shall not, at the time the Proxy Statement is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement shall not, (i) on the date it is first mailed to the shareholders of the Company, (ii) at the time when the Company’s Shareholder Meeting is held, and (iii) at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier Company communication with respect to the solicitation of proxies for the Company’s Shareholder Meeting which has become false or misleading. The Proxy Statement shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent that is contained in or incorporated by reference in any of the foregoing documents.

SECTION 3.25. Opinion of Financial Advisor. The Board of Directors of the Company has received from Credit Suisse Securities (USA) LLC (the “Company Financial Advisor”) its opinion, dated June 12, 2006 (the “Fairness Opinion”), to the effect that, as of such date and based on and subject to the various considerations set forth in the Fairness Opinion, the consideration to be received by the Company’s shareholders (other than Castle Creek Capital, LLC and its affiliates) in the Merger is fair to such shareholders from a financial point of view (a true and correct copy of which has been or will promptly be furnished to Parent), and the Fairness Opinion has not been withdrawn or modified as of the date hereof.

SECTION 3.26. Brokers. Except for the Company Financial Advisor (the fees and expenses of which will be paid by the Company), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. A true, correct and complete copy of the engagement letter with the Company Financial Advisor and with any other broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Merger has been delivered to Parent.

SECTION 3.27. No Other Merger or Business Combination Agreements. The Company does not have any legal obligation, absolute or contingent, to any Person, other than Parent, to sell, directly or indirectly, the Company or any of its Subsidiaries or to effect any merger, share exchange, consolidation, business combination, recapitalization, liquidation or other reorganization of the Company or any of its Subsidiaries or to enter into any agreement with respect thereto.

SECTION 3.28. Allowance For Loan Losses. The Allowance for Loan Losses of the Company and its Subsidiaries (“ALL”) is, and shall be as of the Effective Time, in compliance in all material respects with the Company’s existing methodology for determining the adequacy of its ALL and is adequate as provided under the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

SECTION 3.29. Unregistered Sales of Securities. The Company has neither issued nor sold any Company securities which were not registered at the time of sale under the Securities Act or otherwise issued pursuant to an available exemption from registration under the Securities Act.

SECTION 3.30. Voting Agreement. The aggregate percentage of shares of Company Common Stock beneficially owned by all of the Company Affiliated Shareholders and Franklin Mutual Advisers, LLC is in excess of 41% of all issued and outstanding Company Common Stock (on a fully diluted basis). Each of the Company Affiliated Shareholders and Franklin Mutual Advisers, LLC has, simultaneously with the execution and delivery of this Agreement, executed and delivered to Parent a Voting Agreement.

SECTION 3.31. Takeover Statutes. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby (including the Voting Agreement) as required to render inapplicable to such agreements and transactions all of Part Thirteen of the TBCA and, to the knowledge of the Company, any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in a disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which identifies, among other things, items the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Parent’s covenants (provided that any information set forth in any one section of the Parent Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection thereof if its relevant to the information called for in such Section or subsection is reasonably apparent and provided further that, notwithstanding any provision in this Agreement to the contrary, the mere inclusion of an item in such section or subsection of the Parent Disclosure Schedules as an exception to a representation or warranty shall not be deemed to be an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Parent Material Adverse Effect), Parent hereby represents and warrants to the Company as follows:

SECTION 4.01. Organization and Qualification of Parent. Parent is a bank duly formed, validly existing and in good standing under the Laws of Spain, and is a bank holding company registered under the BHCA. As of the Closing Date, Merger Sub will be a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Texas. Parent has and as of the Closing Date Merger Sub shall have the requisite power and authority and all necessary governmental approvals to own, lease and operate its respective properties and to carry on its business as it is now or then being conducted, respectively. Parent is and as of the Closing Date Merger Sub will be duly qualified or licensed to do business, and in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.02. Authority. Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (regardless of whether such enforceability is considered in equity or at law).

SECTION 4.03. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws (or equivalent organizational documents) of Parent; (ii) conflict with or violate any Law applicable to Parent or by which any property or asset of Parent is bound or affected (assuming that all consents, approvals, authorizations and permits described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired); or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent pursuant to, any contract, agreement, note, bond, mortgage, indenture, deed of trust, license, lease or other instrument of obligation to which the Parent is a party or by which any of them or any of their respective properties or assets is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, losses, defaults, or failures to obtain any consent or approval, or other occurrences which would not, individually or in the aggregate, have or be reasonably expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except with respect to any required Government Approvals set forth in Section 4.03(b) of the Parent Disclosure Schedule.

SECTION 4.04. Litigation. (a) There are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of Parent, threatened against Parent, or for which Parent is obligated to indemnify a third party, the outcome of which is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) Parent is not subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent that, as of the date hereof, challenges the validity or propriety, or seeks to prevent the consummation, of the Merger or any other transaction contemplated by this Agreement.

SECTION 4.05. Sufficient Funds. Parent has available to it sufficient funds to deliver, or cause to be delivered, the aggregate Merger Consideration.

SECTION 4.06. Proxy Statement. The information supplied by Parent in writing for inclusion or incorporation by reference in the Proxy Statement shall not, at the time the Proxy Statement is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement shall not, (i) on the date it is first mailed to the shareholders of the Company, (ii) at the time when the Company’s Shareholder Meeting is held, and (iii) at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company’s Shareholder Meeting which has become false or misleading. The Proxy Statement shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in or incorporated by reference in any of the foregoing documents.

SECTION 4.07. Brokers. No action has been taken by Parent that would give rise to any valid claim against any Party for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

SECTION 4.08. Ownership of Company Common Stock. As of the date hereof, neither Parent nor any of Parent’s “Affiliates” or associates is the “Beneficial Owner” of shares of Company Common Stock in excess of twenty percent (20%) of the outstanding shares of Company Common Stock, as those terms are defined in Article 13.02 of the TBCA.

SECTION 4.09. Completion of Transaction. Parent has no knowledge of any fact or circumstances, including any need to raise capital, relating to or affecting Parent or any of Parent’s Subsidiaries that it reasonably believes would prevent Parent from fulfilling its material obligations under this Agreement and completing the transactions contemplated hereby or that would, without the incurrence of undue expense or time, prevent Parent from obtaining all necessary Governmental Approvals of the transaction contemplated by this Agreement.

ARTICLE V

MUTUAL COVENANTS OF THE PARTIES

SECTION 5.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Parent and the Company agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to enable the Parties to consummate, as soon as practicable, the Merger and the other transactions contemplated hereby that are required to be performed prior to or at the Effective Time, including the satisfaction of the conditions set forth in this Agreement, and the Parties shall cooperate fully with each other to that end.

SECTION 5.02. Preparation of Proxy Statement.

(a) As promptly as practicable after execution of this Agreement and in any event within forty-five (45) days after the date hereof, the Company shall prepare and file with the SEC the Proxy Statement, which shall meet in all material respects the requirements of applicable Laws, to seek the approval of the Company’s shareholders of this Agreement. The Company shall respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof filed by it. The Company shall promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and shall provide to Parent copies of any written comments received from the SEC in connection with the Proxy Statement. Parent shall be provided an opportunity to review and comment on all filings with the SEC, including the Proxy Statement, and all mailings to the Company’s shareholders in connection with this Agreement or the Merger, and the Company shall give reasonable consideration to all comments proposed by Parent. Parent shall promptly provide any information or responses to comments or other assistance reasonably requested by the Company or the SEC in connection with the foregoing.

(b) The Proxy Statement shall include, (i) subject to Section 6.03, the recommendation of the Company’s Board of Directors that the Company’s shareholders vote to approve this Agreement (the “Company Board Recommendation”), and (ii) the Fairness Opinion. The Company shall mail the Proxy Statement to its shareholders in sufficient time to enable the Company’s Shareholder Meeting to be held at the time or times set forth in Section 6.03.

(c) The Company shall furnish Parent with all information concerning the Company and the holders of its capital stock and shall take such other action as Parent may reasonably request in connection with the payment of the Merger Consideration in accordance with Sections 1.06 and 1.09. If at any time prior to the Effective Time any event or circumstance relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, officers or directors should be discovered by such Party that should be set forth in a supplement to the Proxy Statement, such Party shall promptly inform the other thereof and the Company shall promptly prepare and mail to the shareholders of the Company such amendment or supplement, and, if required in connection therewith, resolicit proxies.

(d) The Company and Parent shall make any necessary filings with respect to the Merger under the Exchange Act.

SECTION 5.03. Public Announcements. The press release announcing the execution by the Parties of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Neither the Company nor Parent shall issue any other press release or otherwise make any public statement with respect to this Agreement or the Merger or which could reasonably be expected to affect the outcome of the voting by the Company’s shareholders on approval of this Agreement without first consulting and obtaining the prior consent of the other Party (which shall not be unreasonably withheld or delayed) to the issuance of such press release or the making of such public statement. Notwithstanding the foregoing, a Party may issue such a press release or make such a public statement without consulting or obtaining the prior consent of the other Party, if such Party (a) concludes in good faith, after consultation with its legal counsel, that such Party is required by applicable Law (or by any listing agreement with a national securities exchange or automated quotation system applicable to it) to issue such press release or make such public statement, and (b) has used reasonable best efforts to consult with the other Party and to obtain its consent, but has been unable to do so in a timely manner. Parent and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party.

SECTION 5.04. Appropriate Actions; Consents; Filings.

(a) Parent and the Company shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise in order to consummate and make effective the transactions contemplated by this Agreement that are intended to be consummated prior to the Effective Time as promptly as practicable hereafter; (ii) obtain from any Governmental Entity any Government Approvals required to be obtained or made by the Company or Parent or any of their respective Subsidiaries, or to avoid or cause to be withdrawn or terminated, without prejudice to the Parties, any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger as contemplated hereby; and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required (A) under the BHCA, (B) under the Exchange Act, (C) to the Banco de España, (D) under the Texas Finance Code (the “Texas Finance Code”), (E) under any other applicable federal or state securities Laws, and (F) under any other applicable Law; provided that the Company and Parent shall cooperate with each other in connection with the preparation and making of all such filings, including, if requested and subject to applicable Law, by providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith provided that the reviewing party agrees to act reasonably and as promptly as practicable; provided further, that any initial filings with Governmental Entities shall be made by Parent as soon as reasonably practicable after the execution hereof if the Company has cooperated as described above, in no event later than sixty (60) days after the date hereof; and provided further, that nothing in this Section 5.04(a) shall require the expenditure of money by Parent or the Company to a third party in exchange for any such consent (other than filing or processing fees). The Company and Parent shall furnish to each other all information reasonably required for any application or other filing under applicable Law in connection with the transactions contemplated by this Agreement. The Parent agrees to promptly provide to the Company complete copies of all of the public portions of all filings with any Governmental Entities in connection with this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect on either the Company or Parent (measured on a scale relative to the Company) (a “Materially Burdensome Regulatory Condition”).

(b) Each of Parent and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Governmental Approval will not be obtained or that the receipt of any such approval may be materially delayed.

(c) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, or (ii) disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

SECTION 5.05. Notification of Certain Matters. Each of Parent and the Company shall promptly advise the other of any change or event (a) having or reasonably expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (b) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; and provided further that a failure to comply with this Section 5.05 shall not constitute a breach of this Agreement or the failure of any condition set forth in Articles VIII, IX or X to be satisfied unless the underlying Company Material Adverse Effect, Parent Material Adverse Effect or breach would independently result in the failure of a condition set forth in Articles VIII, IX or X to be satisfied.

SECTION 5.06. Takeover Statutes. No Party will take any action that would cause the Merger or any of the transactions contemplated hereby to be subject to requirements imposed by any Takeover Statutes, and each Party will take all necessary steps within its control to exempt (or ensure the continued exemption of) the Merger and all transactions contemplated hereby from, or if necessary challenge the validity or applicability of, any applicable Takeover Statutes, as now or hereafter in effect. No Party will take any action that would cause the Merger and all transactions contemplated hereby not to comply with any Takeover Statutes, and each Party will take all necessary steps within its control to make the Merger and all transactions contemplated hereby comply with (or continue to comply with) the Takeover Statutes. Prior to the Effective Time, the Company shall not elect to adopt, or otherwise take action to become subject to, the TBOC.

ARTICLE VI

COVENANTS OF THE COMPANY

SECTION 6.01. Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.01 of the Company Disclosure Schedule or as specifically required or permitted by this Agreement or required by Law, unless Parent shall otherwise consent thereto in writing, the Company shall, and shall cause each of its Subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its business organizations and maintain its rights, franchises and existing goodwill and relations with customers, suppliers, creditors, lessors, lessees, employees and business associates. In addition, the Company shall not, and shall not permit its Subsidiaries to, take any action that the Company knows, at the time it prepares to take or takes such action, would (i) materially adversely affect or delay the ability of the Company or Parent to perform any of their respective material obligations in a timely basis under this Agreement or (ii) have or be reasonably expected to have a Company Material

Adverse Effect. By way of amplification and not limitation, except as set forth in Section 6.01 of the Company Disclosure Schedule or as specifically required or permitted by any other provision of this Agreement or required by Law, between the date of this Agreement and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

(a) amend or otherwise change its Articles of Incorporation or Bylaws or equivalent organizational documents or take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person from any Takeover Statute or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(b) issue, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock or rights of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of the Company or any of its Subsidiaries, other than (x) the issuance of Company Common Stock upon the exercise or conversion of Company Stock Options outstanding as of the date hereof in accordance with their terms, (y) the issuance of shares of Company Common Stock under the Company Director Fee Plan or (z) the granting of options to purchase up to 50,000 shares of Company Common Stock in the aggregate during 2006 in the ordinary course of business consistent with past practice to the individuals set forth on Section 6.01(b) of the Company Disclosure Schedule and only after consultation with Parent;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of the Company or deposits of the Bank, except pursuant to existing Contracts or commitments or the sale or purchase of goods or the pledge of securities in the ordinary course of business consistent with past practice;

(d) other than (x) regular quarterly dividends on shares of Company Common Stock, at a rate not in excess of $0.10 per share of Company Common Stock during 2006 and $0.11 per share of Company Common Stock during 2007, in each case with the record dates and payment dates set forth on Section 6.01(d) of the Company Disclosure Schedules, (y) dividends or distributions on the Company’s outstanding debentures and related trust preferred securities and (z) payment of dividends by a Subsidiary of the Company to the Company, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock;

(e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests, other securities or any securities or obligations convertible into (whether currently convertible or only convertible after the passage of time or the occurrence of certain events) or exchangeable for any shares of its capital stock, other than the repurchase of shares of Company Common Stock following termination of employment with, or provision of services to, the Company or any Subsidiary, pursuant to the terms of any Company Stock Option;

(f) acquire, directly or indirectly (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise), any business or any Person or division thereof or any interest therein;

(g) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or issue any debt securities or trust preferred securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly owned Subsidiary of the Company) for borrowed money (it being understood and agreed that the creation of deposits, federal funds borrowings, federal home loan bank borrowings, sales of certificates of deposit and entering into repurchase agreements shall be considered to be in the ordinary course of business consistent with past practice);

(h) other than in the ordinary course of business consistent with past practice, make any loan, loan commitment or capital contribution to, or investment in, or renewal or extension thereof, to any Person;

(i) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j) except as required by applicable Law, (i) implement or adopt any material change in its Policies, Practices and Procedures; (ii) fail to follow in any material respect its existing Policies, Practices and Procedures with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

(k) take any action or omit to take any action that may result, individually or in the aggregate with any other actions or omissions, in a material violation of the Bank Secrecy Act, the anti-money laundering Laws or the policies and procedures of the Company or any of its Subsidiaries with respect to the foregoing;

(1) terminate, cancel or request any change in, or agree to any change in, or enter into any contract or agreement that calls for aggregate annual payments of $75,000 or more and which is not terminable at will or with thirty (30) days or less notice without payment of a premium or penalty, other than loans and loan participations in the ordinary course of business and consistent with past practice;

(m)(i) enter into, renew or allow to renew automatically, make any new grants of awards under, amend or otherwise modify any employment, consulting, transition, stock option or other equity based, change in control, retention, bonus, termination, severance or similar agreements or arrangements or increase the compensation or benefits payable or to become payable to its directors, officers or employees other than (x) regular annual increases in compensation in the ordinary course of business and consistent with past practice in an aggregate amount not exceeding 3.5% of the aggregate annual base salary compensation that is currently payable to all employees as a group and (y) additional retention payments, bonuses or other additional compensation consistent with past practice and in an aggregate amount not exceeding 1.5% of the aggregate annual base salary compensation currently payable to all employees as a group, with at least five (5) Business Days’ prior notice to Parent; (ii) except to the extent permitted under Section 6.01(m)(i)(y) above, increase any rights to retention, change in control, bonus, stock option or other equity based, severance or termination pay or benefits to, or enter into any new retention, change in control, bonus, stock option or other equity based, employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option or other equity based, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required to comply with applicable Law or this Agreement, including Section 409A of the Code; or (iii) take any affirmative action to amend or waive any performance criteria to vesting which are unrelated to service or otherwise accelerate vesting, exercisability, or funding under any Company Benefit Plan, other than to the extent required to comply with applicable Law, including compliance with Section 409A of the Code or as expressly permitted by this Agreement;

(n) hire any new employee of the Company or any of its Subsidiaries at an annual compensation rate in excess of customary practice or, in any event, in excess of $100,000 per annum;

(o) accelerate the payment of any material liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice;

(p) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan subject to Section 302 or Title IV of ERISA or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, ERISA or the express terms of any such plan;

(q) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(r) make any material change in tax or financial accounting policies, principles or procedures, except as required by GAAP or by a Governmental Entity;

(s) commence, waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration for an amount in excess of $50,000 individually or $100,000 in the aggregate or which would impose any material restriction on the business of the Company or Parent or any of their Subsidiaries or would reasonably be expected to create precedent for claims that are reasonably likely to be material to the Company or Parent or any of their Subsidiaries;

(t) make any material tax election, settle or compromise any material liability for Taxes, amend any Tax Return or file any refund for Taxes, other than in the ordinary course of business or as may be required by a Governmental Entity, or fail to make any material Tax Return filing due prior to the Closing in the ordinary course of business and consistent with past practice;

(u) enter into any new line of business or change in any material respect its lending, underwriting or other banking and operating policies, except as required by applicable Law;

(v) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Articles VIII, IX or X not being satisfied;

(w) make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $75,000 individually or $500,000 in the aggregate; or

(x) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

SECTION 6.02. Access to Information; Confidentiality. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any of its Subsidiaries is a party, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to, subject to applicable Law, (a) provide Parent and its Representatives with access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (b) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent and its Representatives may reasonably request, provided that (i) the Company shall not be required to allow access to any information reasonably relating to the Company’s evaluation of the Merger, this Agreement or any of the transactions contemplated hereby, or any other information relating to any pending or threatened litigation that the Company reasonably believes, after consultation with legal counsel, could result in a waiver of any attorney-client privilege with respect to such litigation and (ii) such access and furnishing of information does not materially impair the Company’s ability to conduct its operations in the ordinary course of business. With respect to the information disclosed pursuant to this Section 6.02, the Parties shall comply with all of their respective confidentiality and other obligations under that certain letter agreement dated November 2, 2005, previously executed by The Laredo National Bank (a wholly-owned Subsidiary of Parent) and the Company (the “Confidentiality Agreement”). No investigation by Parent or its Representatives pursuant to this Section 6.02 shall affect the representations and warranties of the Company set forth in this Agreement.

SECTION 6.03. Shareholder Meeting and Approval.

(a) Subject to Section 6.04, the Company shall seek and shall use its reasonable best efforts to obtain the Company Shareholder Approval, in accordance with the applicable provisions of the Company’s Articles of Incorporation and Bylaws, the TBCA and this Agreement, at a duly called and noticed meeting of the shareholders of the Company to be held for the purpose of considering and voting on the approval of that matter (the “Company’s Shareholder Meeting”). The Company shall use its reasonable best efforts to cause the Company’s Shareholder Meeting to be held as promptly as practicable.

(b) The Board of Directors of the Company has adopted a resolution recommending the approval of this Agreement to the Company’s shareholders. Neither the Company nor the Board of Directors of the Company (nor any committee thereof) shall, in a manner adverse to Parent, (i) withdraw, modify or qualify, or propose to withdraw, modify or qualify, the recommendation by such Board of Directors of this Agreement to the Company’s shareholders, (ii) take any action or make any statement in connection with the Company’s Shareholder Meeting inconsistent with such approval (any action referred to in clause (i) or (ii) being a “Change in Board Recommendation”), or (iii) recommend any Company Alternative Proposal (as defined in Section 6.04). Notwithstanding the foregoing, the Board of Directors of the Company shall be permitted, prior to the meeting of the Company’s shareholders to be held pursuant to this Section 6.03, to take the actions described in clauses (i) through (iii) above (A) if the Company has not violated the terms of Section 6.04; (B) to the extent the Board of Directors of the Company reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause or be reasonably likely to cause it to violate its fiduciary duties; and (C) if the Company has provided Parent with three (3) Business Days’ prior written notice to the effect that the Board of Directors of the Company intends to take such action and the reasons therefor.

(c) The Company shall submit this Agreement to its shareholders at the Company’s Shareholder Meeting even if its Board of Directors shall have withdrawn, modified or qualified the recommendation set forth in Section 6.03(b).

SECTION 6.04. No Solicitation of Acquisition Proposals.

(a) None of the Company, its Subsidiaries or any Representative of the Company or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving the Company or any of its Subsidiaries that, if consummated, would constitute a Company Alternative Transaction (any of the foregoing inquiries or proposals, including the indication of any intention to propose any of the foregoing, being referred to herein as a “Company Alternative Proposal”), (ii) participate in any discussions or negotiations regarding a Company Alternative Transaction, or (iii) enter into any agreement regarding any Company Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of the Company shall be permitted, prior to the meeting of the Company’s shareholders to be held pursuant to Section 6.03, and subject to compliance with the other terms of this Section 6.04 and to first entering into an agreement with the Person proposing such Company Alternative Proposal on terms substantially similar to, and no less favorable to the Company than, those contained in the Confidentiality Agreement, to consider and participate in discussions with respect to a bona fide Company Alternative Proposal received by the Company, if and only to the extent that the Board of Directors of the Company reasonably determines in good faith (A) such Company Alternative Proposal constitutes or is reasonably likely to result in a Superior Proposal and (B) after consultation with outside legal counsel that failure to do so would cause or be reasonably likely to cause it to violate its fiduciary duties.

As used in this Agreement, “Company Alternative Transaction” means any of (i) a transaction pursuant to which any Person (or group of Persons) (other than Parent or its Affiliates), directly or indirectly, acquires or would acquire more than twenty-five percent (25%) of the outstanding shares of the Company or any of its Subsidiaries or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger of the Company or any of its Subsidiaries, whether from the Company or any of its Subsidiaries or pursuant to a tender offer or exchange offer or otherwise; (ii) a merger, share exchange, consolidation or other business combination involving the Company or any of its Subsidiaries (other than the Merger); (iii) any transaction pursuant to which any Person (or group of Persons) (other than Parent or its Affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company and securities of the entity surviving any merger or business combination including any of the Company’s Subsidiaries) of the Company, or any of its Subsidiaries representing more than twenty-five percent (25%) of the fair market value of all the assets, net revenues or net income of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction; or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

For purposes of this Agreement, “Superior Proposal” means a bona fide written Company Alternative Proposal which the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (x) is more favorable to the shareholders of the Company than the transactions contemplated by this Agreement and (y) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Company Alternative Transaction shall have the meaning assigned to such term in this Section 6.04(a), except that the reference to “25%” in the definition of “Company Alternative Transaction” shall be deemed to be a reference to “a majority” and the definition of “Company Alternative Proposal” shall only be deemed to refer to a transaction involving the Company.

(b) The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt of any Company Alternative Proposal, or any material modification of or material amendment to any Company Alternative Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any Subsidiary by any Person or entity that informs the Board of Directors of the Company or any Subsidiary that it is considering making, or has made, a Company Alternative Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the Person making the Company Alternative Proposal or intending to make or considering making a Company Alternative Proposal or requesting non-public information or access to the books and records of Company or any Subsidiary, and the material terms of any such Company Alternative Proposal or modification or amendment to a Company Alternative Proposal. The Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Company Alternative Proposal, indication or request. The Company shall also promptly, and in any event within forty-eight (48) hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Company Alternative Proposal in accordance with Section 6.04(a).

(c) The Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than each other) conducted heretofore with respect to any of the foregoing, and shall use their reasonable best efforts to cause all Persons who have been furnished confidential information regarding itself in connection with the solicitation of or discussions regarding a Company Alternative Proposal, as the case may be, within the twelve (12) months prior to the date hereof promptly to return or destroy such information. The Company agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which the Company or any of its Subsidiaries is or may become a party, agrees to, and to cause its Subsidiaries to, enforce any such confidentiality and standstill provision against any third party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make a Company Alternative Proposal.

(d) The Company shall use its best efforts to ensure that the Representatives of the Company and its Subsidiaries are aware of the restrictions described in this Section 6.04 and otherwise take such action as reasonably necessary to facilitate their avoiding violations thereof.

(e) Nothing contained in this Section 6.04 shall prohibit the Company or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

SECTION 6.05. Transaction Fees. Section 6.05 of the Company Disclosure Schedule sets forth a statement of all (a) financial advisory fees (including fairness opinion costs), (b) tax gross-up payments to senior management of the Company or any of its Subsidiaries, (c) estimated legal fees and expenses (except for expenses relating to printing and mailing the Proxy Statement, all filing and other fees paid to the SEC, if any, in connection with the Merger and the transactions contemplated by this Agreement and the fees charged by the proxy solicitor), or (d) any other estimated costs arising out of or related to the completion of the Merger or the other transactions contemplated by this Agreement incurred or to be incurred by the Company or any of its Subsidiaries in connection with the completion of the Merger or the other transactions contemplated by this Agreement (the “Fees”). Such amounts are provided both in terms of actual or estimated Fees and the estimated Fees giving effect to any tax benefit that may be realized by the Company in connection with the payment of such Fees. Neither the Company nor any Subsidiary thereof shall pay any Fees in excess of the amounts set forth on Section 6.05 of the Company Disclosure Schedule.

SECTION 6.06. Closing Financial Statements. At least five (5) Business Days prior to the Effective Time, the Company shall provide Parent with the Company’s unaudited consolidated balance sheet presenting the financial condition of the Company and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time (the “Closing Balance Sheet Date”) and the Company’s unaudited consolidated statement of income for the period January 1, 2006 through the close of business on the Closing Balance Sheet Date (the “Closing Financial Statements”); provided, however, that if the Effective Time has been scheduled to occur on or before the fifth (5th) Business Day of a calendar month, the Company shall have provided such Closing Financial Statements as of and through the end of the second (2nd) month immediately preceding the Effective Time and, in that event, the Closing Balance Sheet Date shall be the last day of such second (2nd) month immediately preceding the Effective Time and the related statement of income will be for the period from January 1, 2006 to such Closing Balance Sheet Date. Except as hereinafter provided in this Section 6.06, the Closing Financial Statements shall in all material respects be in accordance with GAAP for unaudited interim financial information and such Company Financial Statements shall contain all adjustments (consisting principally of normal recurring adjustments and accruals) necessary to present fairly, in all material respects, the consolidated balance sheet and operating results of the Company and its Subsidiaries as of and for the period ended on the Closing Balance Sheet Date. Such Closing Financial Statements shall also reflect accruals for all Fees incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) and shall be accompanied by a certificate of the Company’s Chief Financial Officer, dated as of the Effective Time, to the effect that such financial statements meet the requirements of this Section 6.06.

SECTION 6.07. Certain Employee Matters. On the first Business Day of January 2007, the Company shall issue shares of Company Common Stock pursuant to the Company Director Fee Plan, as amended, for fees payable for 2006 to those Company Directors who have elected to receive his or her Director fees in the form of shares of Company Common Stock. Furthermore, the Company shall amend the Company Director Fee Plan to provide that it shall not apply to any Director fees payable for 2007.

ARTICLE VII

COVENANTS OF PARENT

SECTION 7.01. Employee Benefit Matters.

(a) In the event that any employee of the Company or any Subsidiary of the Company who continues to serve as an employee of Parent or any of its Subsidiaries (including the Company and its Subsidiaries) in the U.S. immediately following the Effective Time (each, a “Company Employee” and collectively, the “Company Employees”) becomes eligible to participate in any employee pension or welfare benefit plan maintained by Parent or any of its Subsidiaries for its U.S. employees (each, a “Parent Benefit Plan”) following the Closing, Parent shall, or shall cause its applicable Subsidiaries to: (i) with respect to each Parent Benefit Plan that is a medical, dental, vision or health plan, (A) waive any exclusions for pre-existing conditions under such Parent Benefit Plan that would result in a lack of coverage for any condition for which any such Company Employee would have been entitled to coverage under the corresponding Company Benefit Plan in which such Company Employee was an active participant immediately prior to his or her transfer to the applicable Parent Benefit Plan, (B) waive any waiting period under any such Parent Benefit Plan that would not otherwise have applied to any such Company Employee under the corresponding Company Benefit Plan in which such Company Employee was an active participant immediately prior to his or her transfer to the applicable Parent Benefit Plan, and (C) provide each Company Employee with credit for any co-payments, deductibles and premiums paid by such Company Employee under the corresponding Company Benefit Plan in the same calendar year and prior to his or her transfer to the applicable Parent Benefit Plan; and (ii) recognize all service completed by each Company Employee prior to the Closing with the Company or any of its Subsidiaries for purposes of eligibility to participate, vesting credit and benefit accrual, other than for benefit accrual under a Parent Benefit Plan that is a defined benefit retirement plan; provided, however, that the foregoing shall not apply to the extent it would result in duplication of benefits. Notwithstanding the foregoing, nothing contained herein shall obligate the Company, the Parent or any of their Affiliates to (i) maintain any particular Company Benefit Plan or (ii) retain the employment of any particular employee.

(b) From and after the Effective Time, Parent shall cause the Company and its Subsidiaries to honor and perform all of their respective obligations under the Severance and any Change in Control Agreements identified in Section 7.01 of the Company Disclosure Schedule, in accordance with their respective terms as in effect on the date hereof.

SECTION 7.02. Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the Parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified

Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable organizational documents), and any existing indemnification agreements set forth in Section 7.02 of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time, it being understood that nothing in this sentence shall require any amendment to the articles of incorporation or bylaws of the Surviving Corporation.

(b) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Company or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(c) Parent shall cause the individuals serving as officers and directors of the Company or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 150% of the annual premiums currently paid by the Company (which current amount is set forth in Section 7.02 of the Company Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent shall obtain as much comparable insurance as is available for the Insurance Amount.

(d) The provisions of this Section 7.02 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF BOTH PARTIES TO CONSUMMATE THE

MERGER

SECTION 8.01. Conditions to Obligations of Each Party Under this Agreement. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in writing, in whole or in part, to the extent permitted by applicable Law:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law.

(b) Injunction; Illegality. No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or other order which is in effect and prevents or prohibits consummation of the Merger.

ARTICLE IX

CONDITIONS TO THE OBLIGATIONS OF THE COMPANY

SECTION 9.01. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall also be subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived in writing by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall have been true and correct when made and on and as of the Effective Time as if made as of the Effective Time (except representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except where the failure to be so true and correct (without regard to any Parent Material Adverse Effect or materiality qualifications set forth in any such representation or warranty) would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect (other than the representations or warranties contained in Sections 4.02 and 4.03(a)(i) which shall be deemed untrue if it shall fail to be true and correct in all material respects).

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all of the agreements, covenants and obligations in this Agreement required to be performed by it on or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate, dated as of the Effective Time, signed on behalf of Parent by a duly authorized person, certifying to the fulfillment of the conditions stated in Sections 9.01(a)-(b).

(d) Government Approvals. All Government Approvals required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

ARTICLE X

CONDITIONS TO THE OBLIGATIONS OF PARENT

SECTION 10.01. Conditions to Obligations of Parent. The obligations of Parent to effect the Merger shall also be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in writing by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement, shall have been true and correct when made and on and as of the Effective Time as if made as of the Effective Time (except representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except where the failure to be so true and correct (without regard to any Company Material Adverse Effect or materiality qualifications set forth in any such representation or warranty) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect (other than the representations or warranties contained in (i) Section 3.03, which shall be deemed untrue and incorrect if not true and correct except to an immaterial (relative to Section 3.03 taken as a whole) extent, (ii) Sections 3.05, 3.06(a)(i) and 3.25, which shall be deemed untrue if they shall fail to be true and correct in all material respects, and (iii) Section 3.10(a), which shall be deemed untrue and incorrect if not true and correct in all respects).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all of the agreements, covenants and obligations in this Agreement required to be performed by it on or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate, dated as of the Effective Time, signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer, certifying to the fulfillment of the conditions stated in Sections 10.01(a)-(b).

(d) Government Approvals. All Government Approvals required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Government Approval shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

(e) Tax Matters Certificate. Parent shall have received a tax matters certificate executed by the Company in a form reasonably acceptable to Parent, to the effect that the Company is not a United States real property holding company within the meaning of section 897(c)(2) of the Code.

(f) Shareholders’ Equity and Reserves. The Adjusted Shareholders’ Equity (as hereinafter defined) of the Company, as of December 31, 2006, shall not be less than $222 million. For purposes of this 10.01(g), “Adjusted Shareholders’ Equity” means the total shareholders’ equity of the Company as of December 31, 2006, determined in accordance with GAAP consistent with the financial statements contained in the Company SEC Filings, minus (i) any unrealized gains or plus any unrealized losses (as the case may be) in the Company’s securities portfolio due to mark-to-market adjustments as of December 31, 2006 and (ii) the exercise price of any Company Stock Options exercised after the date hereof and prior to December 31, 2006, plus all Fees paid or accrued for prior to December 31, 2006, but in no event more than the after-tax amount set forth in Section 6.05 of the Company Disclosure Schedule, on an after-tax basis as reflected in the financial statements of the Company for the year ended December 31, 2006. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer, certifying to the fulfillment of the condition stated in this Section 10.01(f).

(g) Dissenting Shares. The aggregate number of shares of Company Common Stock held by Persons who have taken all of the steps required prior to the Effective Time to perfect their right to be paid the fair market value of such shares as dissenting shareholders under the TBCA shall be less than ten percent (10%) of the outstanding shares of Company Common Stock.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

SECTION 11.01. Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating Party or Parties, whether before or after approval of this Agreement by the shareholders of the Company:

(a) By mutual written consent of Parent and the Company;

(b) By either Parent or the Company, if the Effective Time shall not have occurred on or before March 31, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 11.01(b) shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement shall have been a principal reason for or a principal cause of the failure of the Effective Time to occur on or before such date;

(c) By either Parent or the Company, if any Governmental Entity that must issue a Government Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(d) By Parent, if:

(i) the Board of Directors of the Company shall have: (A) failed to recommend in the Proxy Statement the approval of this Agreement or effected a change in the Company Board Recommendation; (B) approved or recommended, or resolved to approve or recommend, to the Company’s shareholders a Company Alternative Proposal; or (C) entered into, or resolved to enter into, any agreement with respect to a Company Alternative Proposal;

(ii) the Company, any of its Subsidiaries or any of their respective Representatives shall have materially breached Section 6.03 or Section 6.04; or

(iii) a Company Affiliated Shareholder materially breaches any of the representations or warranties, or covenants or obligations, contained in the Voting Agreement, including a breach of the obligation to vote the shares of Company Common Stock owned by such Company Affiliated Shareholder in favor of the approval of this Agreement, if such breach would reasonably be expected to impede or delay materially or prevent the consummation of the Merger and cannot be or has not been cured within thirty (30) days after the giving of written notice thereof to the breaching Company Affiliated Shareholder;

(e) By either the Company or Parent (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent, in the case of a termination by the Company, or the Company, in the case of a termination by Parent, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.01, 9.01 or 10.01, as the case may be, and which is not cured within forty-five (45) days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period; or

(f) By either the Company or Parent if the requisite affirmative vote of the holders of Company Common Stock shall not have been obtained at the meeting of the Company’s shareholders to be held pursuant to Section 6.03 duly convened therefor or at any adjournment or postponement thereof at which a vote on such approval was taken; provided that each of the Company and Parent shall only have the right to terminate this Agreement pursuant to this Section 11.01(f) on or prior to the 30th day after the date of such meeting of the Company’s shareholders.

The Party desiring to terminate this Agreement pursuant to any clause of this Section 11.01 (other than clause (a)) shall give written notice of such termination to the other Party in accordance with Section 12.02, specifying the provision or provisions hereof pursuant to which such termination is effected.

SECTION 11.02. Effect of Termination.

(a) Survival. In the event of termination of this Agreement as provided in Section 11.01, this Agreement shall forthwith become void and of no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, except that (i) the provisions of Sections 6.02, 11.02, 11.03, 12.01, 12.02, 12.06, 12.07, 12.08, 12.09 and 12.10 shall survive any termination of this Agreement pursuant to Section 11.01 and (ii) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b) Company Termination Fee. The Company shall pay Parent a termination fee in the amount of Nineteen Million Two Hundred Thousand Dollars ($19,200,000) (the “Company Termination Fee”), in the manner and at the time set forth in Section 11.02(c) hereof, in the event that this Agreement is terminated as follows:

(i) if Parent shall terminate this Agreement pursuant to Section 11.01(d);

(ii) in the event that (A) a Company Alternative Proposal shall have been publicly announced, commenced or otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Alternative Proposal, (B) thereafter this Agreement is terminated by either

Parent or the Company pursuant to Section 11.01(b) for failure of the Merger to be consummated by the date specified therein, and (C) within twelve (12) months of the termination of this Agreement, the Company enters into an agreement with respect to any Company Alternative Proposal or any Company Alternative Proposal is consummated;

(iii) in the event that

(A) at the time of the meeting of the Company’s shareholders held pursuant to Section 6.03 or at any adjournment or postponement thereof at which a vote on such approval is taken a Company Alternative Proposal shall have been publicly announced, commenced or otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Alternative Proposal;

(B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 11.01(f) because the required affirmative vote of the Company’s shareholders shall not have been received; and

(C) within twelve (12) months of the date of such termination of this Agreement, the Company enters into an agreement with respect to any Company Alternative Proposal or any Company Alternative Proposal is consummated; or

(iv) in the event that (A) a Company Alternative Proposal shall have been presented to the Company’s Board of Directors, publicly announced, commenced or otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Alternative Proposal, (B) thereafter this agreement is terminated by Parent pursuant to Section 11.01(e) for a breach by the Company of any of its covenants or agreements (other than the covenants and agreements contained in Sections 6.03 and 6.04); and (C) within twelve (12) months of the date of such termination of this Agreement, the Company enters into an agreement with respect to any Company Alternative Proposal or any Company Alternative Proposal is consummated.

(c) Payment of Termination Fee. If the Company Termination Fee becomes payable pursuant to Sections 11.02(b)(i), 11.02(b)(ii) or 11.02(b)(iv), the Company Termination Fee shall be paid by wire transfer of immediately available funds to an account designated by Parent, within three (3) Business Days after termination of this Agreement in the case of a termination described in paragraph 11.02(b)(i) or 11.02(b)(iv) or within three (3) Business Days after the execution of an agreement with respect to, or the consummation of, the Company Alternative Transaction in the case of a termination set forth in paragraph 11.02(b)(ii). If the Company Termination Fee becomes payable pursuant to Section 11.02(b)(iii), the Company shall pay the Company Termination Fee, less the amount of any Parent Expenses previously reimbursed by the Company pursuant to Section 11.03, within three (3) Business Days after the execution of an agreement with respect to, or the consummation of, the Company Alternative Transaction. The Company acknowledges that the agreements contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement, and that without such agreements Parent would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the Company fails promptly to pay Parent the amounts due under this Section 11.02 within the time period specified therein, the Company shall pay all costs and expenses (including attorneys’ fees) incurred by Parent in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest at the prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made until it is paid in full. Notwithstanding any provision in this Agreement to the contrary, the sole remedy available to Parent for any termination pursuant to Section 11.02(b), other than for a willful or intentional breach of this Agreement by the Company, shall be the payment of the Termination Fee.

SECTION 11.03. Fees and Expenses. Subject to any provisions in Section 11.02 to the contrary, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, except that if (a) at the time of the meeting of the Company’s shareholders held pursuant to Section 6.03 or at any adjournment or postponement thereof at which a vote on such approval is taken either (i) the Board of Directors of the Company shall have failed to recommend in the Proxy Statement the approval of this Agreement or effected a change in the Company Board Recommendation or (ii) a Company Alternative Proposal shall have been publicly announced, commenced or otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Alternative Proposal and (b) this Agreement is terminated pursuant to Section 11.01(f) because the required affirmative vote of the Company’s shareholders shall not have been received, then the Company shall reimburse Parent for Parent’s reasonably documented costs and out-of-pocket expenses (including fees and expenses of financial or other consultants, accountants and counsel) incurred in negotiating and undertaking to carry out the transactions contemplated by this Agreement (the “Parent Expenses”) within three (3) Business Days following such termination.

SECTION 11.04. Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any approval of this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

SECTION 11.05. Extension; Waiver. At any time prior to the Effective Time, any Party may (a) extend the time for the performance of any of the obligations or other acts of any other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Party with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which, by Law, requires further approval by such shareholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by each of the Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply with the same obligation, covenant, agreement or condition or any failure to comply with any other obligation, covenant, agreement or condition by the Party whose performance was waived.

ARTICLE XII

GENERAL PROVISIONS

SECTION 12.01. Survival After the Effective Time. None of the representations and warranties in this Agreement or in any schedule, instrument or any other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 12.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates or provides for performance after the Effective Time or after any termination of this Agreement pursuant to Section 11.01(a) hereof, each of which covenants or agreements shall survive the consummation of the Merger or termination of this Agreement, as applicable, until such covenant or agreement has been fully and faithfully performed.

SECTION 12.02. Notices. Any notices or other communications required or permitted under, or otherwise given in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent, to:

Banco Bilbao Vizcaya Argentaria, S.A.

Paseo de la Castellana, 81

Madrid, SPAIN

Attention: Eduardo Arbizu, Chief Legal Counsel

Email: eduardo.arbizu@grupobbva.com

Facsimile: 011 34 91 374 4471

and

Attention: Gonzalo Toraño, Head of Corporate Development Department

Email: gtorano@grupobbva.com

Facsimile: 011 34 91 374 5021

and

BBVA USA, Inc.

Waterway Two

10001 Woodloch Forest Drive, Suite 610

The Woodlands, Texas 77380

Attention: Peter W. Paulsen, Executive Vice President, General Counsel and Secretary

Email: peter.paulsen@bbvausa.com

Facsimile: (832) 813-7732

and

Attention: Joaquin Gortari, Executive Vice President and Chief Financial Officer

Email: joaquin.gortari@bbvausa.com

Facsimile: (832) 813-7731

With a copy to:

Cleary Gottlieb Steen & Hamilton LLP

2000 Pennsylvania Avenue, NW

Washington, DC 20006

Attention: John C. Murphy, Jr., Esq. and Derek M. Bush, Esq.

Emails: jmurphy@cgsh.com and dbush@cgsh.com

Facsimile: (202) 974-1999

If to the Company, to:

State National Bancshares, Inc.

4500 Mercantile Plaza Drive, Suite 300

Fort Worth, Texas 76137

Attention: Tom C. Nichols

Email: tnichols@statenationalbank.com

Facsimile: (817) 547-1159

with a copy to:

Jenkens & Gilchrist, a Professional Corporation

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

Attention: Charles E. Greef, Esq.

Email: cgreef@jenkens.com

Facsimile: (214) 855-4300

SECTION 12.03. Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Party, any Person who is an “affiliate” of that Party within the meaning of Rule 405 promulgated under the Securities Act.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than Saturday, Sunday, any federal holiday or any other day on which banks doing business in the State of Texas are authorized to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

“Change in Control Arrangements” means all Company Benefit Plans which provide or may provide for (a) the making of any payment or provision of any benefit to, (b) any increase in the compensation or benefits otherwise payable to, or (c) the acceleration of the time of payment, funding or vesting of any compensation or material benefits of, any of the current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries on or by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, practice, contract, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company or any ERISA Affiliate), under which the Company, its Subsidiaries or any of their ERISA Affiliates has any obligation or liability, whether actual or contingent, including all employment, retention, change in control, incentive, bonus, deferred compensation, vacation, holiday, pension, retirement, reverence, termination, separation, savings, cafeteria, medical, disability, stock option or other equity-based plans, policies, programs, practices, contracts, agreements, understandings and arrangements.

“Company Director Fee Plan” means the State National Bancshares Director Fee Plan dated July 13, 1999.

“Company Material Adverse Effect” means, when used in connection with the Company or its Subsidiaries, any change, event, violation, inaccuracy, effect, circumstance, occurrence or development (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would be reasonably expected to (a) be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, other than such Effects reasonably attributable to (i) economic conditions generally in the United States, conditions in the financial or securities markets in general or conditions in general in the banking industry and markets in which such entity conducts its businesses, except to the extent such changes materially and disproportionately affect, in an adverse manner, the Company and its Subsidiaries considered as a whole; (ii) changes in banking and similar Laws of general applicability or interpretations thereof by courts or Governmental Entities; or (iii) public disclosure or consummation of this Agreement or the transactions contemplated hereby; or (b)

prevent or materially delay the performance by the Company of any of its obligations under this Agreement, the consummation of the Merger or the other transactions contemplated hereby.

“Company Option Plan” means the State National Bancshares Stock Option Plan dated April 1, 1997, as amended.

“Company Shareholder Approval” means the approval of this Agreement by the affirmative vote (in person or by proxy) of the holders of two-thirds of the outstanding shares of Company Common Stock.

“Company Stock Plans” means the Company Option Plan and the Company Director Fee Plan.

“Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, letters of credit, settlement agreements, franchise agreements, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments and executory commitments to which any Person is a party or to which any of its assets are subject, whether oral or written.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Derivative Transaction” means a transaction involving any swap, forward, future, option, cap, floor or collar or any other interest rate or foreign currency protection Contract or any other Contract that is not included in the balance sheet of the Company, and is a derivatives Contract.

“Environmental Laws” means any federal, state, local or foreign statute, Law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion or agency requirement, in each case having the force and effect of Law, relating to pollution, contamination, protection, investigation or restoration of the environment, health and safety or natural resources, including noise, odor, wetlands, or the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any entity or trade or business (whether or not incorporated) other than the Company that, together with the Company, is considered under common Control and treated as a single employer under Section 4.14(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Approvals” shall mean, where applicable, all consents, approvals, authorizations, permits or orders of Governmental Entities, including the Banco de España, that are required by applicable Law to be obtained to permit the Parties to consummate the Merger, including those required under the BHCA, the Texas Finance Code, the Exchange Act, the rules and regulations of The Nasdaq National Market applicable to the Company, and any other consents, approvals, authorizations or permits from Governmental Entities that may be required by the TBCA or the TBOC.

“Governmental Entity” means any domestic or foreign, federal, state or local governmental, administrative, judicial or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity, or any applicable industry self-regulatory organization.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any substance in concentration that is (a) listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials, mold or polychlorinated biphenyls; or (c) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law or which is the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

“knowledge” of any Person which is not an individual means, with respect to any specific matter, the actual knowledge of such Person’s executive officers and any other officer having primary responsibility for such matter after reasonable inquiry.

“Law” means any foreign or domestic, federal, state or local law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding of any Governmental Entity.

“Parent Material Adverse Effect” shall mean, with respect to Parent, any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would be reasonably expected to prevent or materially delay the performance by Parent of any of its obligations under this Agreement, the consummation of the Merger or the other transactions contemplated by this Agreement.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Proxy Statement” shall mean the proxy statement to be sent to the shareholders of the Company in connection with the meeting thereof at which the shareholders of the Company shall consider and vote on the approval of this Agreement, as such proxy statement may be amended or supplemented.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Severance Arrangements” means all Company Benefit Plans that provide or may provide for the payment, continuation, acceleration, vesting or funding of any compensation or benefits to or in respect of any of the current or former directors, officers or employees of or consultants to the Company or any of its Subsidiaries on or by reason of, or following, a termination of employment or cessation of service of such director, officer, employee or consultant with the Company or any of its Subsidiaries.

“Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Tax” and “Taxes” means all taxes (including franchise, excise, income, gross receipt, sales, use, transfer, ad valorem, withholding, minimum, workers’ compensation, social security, payroll and employee withholding, unemployment insurance, occupation, tangible and intangible personal property, real property and stamp taxes), payments in lieu of taxes, levies, imposts, duties and assessments, together with any materially related liabilities, penalties, fines, additions to tax or interest that may become due and payable in respect thereof, imposed by any government (or subdivision thereof) or by any Government Authority.

“Tax Return” means any return, declaration, report, claim for refund, information statement or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

SECTION 12.04. Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

DEFINED TERMS	SECTION
409A Authorities	Section 3.11(e)
Adjusted Shareholders’ Equity	Section 10.01(f)
Agreement	Preamble
AJCA	Section 3.11(e)
ALL	Section 3.28
Articles of Merger	Section 1.02
Bank	Section 3.01
Certificate	Section 1.06(a)
Change in Board Recommendation	Section 6.03(b)
Claim	Section 7.02(a)
Closing	Section 2.01
Closing Balance Sheet Date	Section 6.06
Closing Date	Section 2.01
Closing Financial Statements	Section 6.06
Company	Preamble
Company Affiliated Shareholders	Recitals
Company Alternative Proposal	Section 6.04(a)
Company Alternative Transaction	Section 6.04(a)
Company Balance Sheet	Section 3.09(c)
Company Board Approval	Section 3.05(b)
Company Board Recommendation	Section 5.02(b)
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Employees	Section 7.01(a)
Company Financial Advisor	Section 3.25
Company Intellectual Property Rights	Section 3.17(a)
Company Material Contracts	Section 3.14
Company Option Shares	Section 3.03(a)
Company Permits	Section 3.07(a)
Company Preferred Stock	Section 3.03(a)
Company Regulatory Agreement	Section 3.08(b)
Company SEC Filings	Section 3.09(a)
Company Stock Options	Section 1.08
Company Termination Fee	Section 11.02(b)
Company’s Shareholder Meeting	Section 6.03(a)
Confidentiality Agreement	Section 6.02
Criticized Assets	Section 3.23(a)
Dissenting Shares	Section 1.07
Effect	Section 12.03
Effective Time	Section 1.02
Exchange Fund	Section 1.09(a)
Fairness Opinion	Section 3.25
Federal Reserve	Section 3.08(a)
Fees	Section 6.05
Indemnified Parties	Section 7.02(a)

Insurance Amount	Section 7.02(c)
Intellectual Property	Section 3.17(a)
IRS	Section 3.11(b)
Leased Properties	Section 3.20(b)
Liens	Section 3.04
Loans	Section 3.23(a)
Materially Burdensome Regulatory Condition	Section 5.04(a)
Merger	Recitals
Merger Consideration	Section 1.06(a)
Merger Sub	Recitals
Nonqualified Deferred Compensation Plan	Section 3.11(e)
OCC	Section 3.08(a)
Option Consideration	Section 1.08
Option Spread	Section 1.08
Owned Properties	Section 3.20(b)
Parent	Preamble
Parent Benefit Plans	Section 7.01(a)
Parent Disclosure Schedule	Article IV
Parent Expenses	Section 11.03
Parties	Preamble
Paying Agent	Section 1.09(a)
PBGC	Section 3.11(b)
Per Share Amount	Section 1.06(a)
Policies, Practices and Procedures	Section 3.22(b)
Real Property Lease	Section 3.20(b)
Representatives	Section 6.02
Sarbanes-Oxley Act	Section 3.09(a)
Superior Proposal	Section 6.04(a)
Surviving Corporation	Section 1.01
Takeover Statutes	Section 3.31
Tax Sharing Agreement	Section 3.18(e)
TBCA	Section 1.01
TBOC	Section 1.01
Termination Date	Section 11.01(b)
Texas Finance Code	Section 5.04(a)
Third Party Intellectual Property Rights	Section 3.17(a)
Treasury Shares	Section 1.06(c)
Voting Agreement	Recitals

SECTION 12.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic (including the aggregate Merger Consideration) and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in any manner materially adverse to any Party; provided that for purposes of clarification, any change in the Merger Consideration shall be deemed to be “materially adverse.” Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 12.06. Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies.

SECTION 12.07. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Party, and any attempt to make any such assignment without such consent shall be null and void. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 7.02, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 12.08. Attorneys’ Fees and Costs. In the event attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.

SECTION 12.09. Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive arms-length negotiations between the Parties. The Parties hereby acknowledge that each Party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall be employed in the interpretation of this Agreement (including all of the Schedules and Exhibits) or any amendments hereto or thereto.

SECTION 12.10. Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.

SECTION 12.11. Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Texas applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Dallas County, Texas. Each of the Parties submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 12.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which executed counterparts and any photocopies and facsimile copies thereof, shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Gonzalo Toraño Vallina
Name: Gonzalo Toraño Vallina
Title: Head of Corporate Development

STATE NATIONAL BANCSHARES, INC.

By:	/s/ Tom C. Nichols
Name: Tom C. Nichols
Title: Chairman, President and Chief Executive Officer

EXHIBIT D

CERTAIN INFORMATION REGARDING THE SHAREHOLDERS

The information disclosed in this Exhibit D relating to the Shareholders is based on information (i) contained in the Proxy Statement on Schedule 14A filed by the Company on April 19, 2006, in the Form 4 filed by John M. Eggemeyer, III on January 12, 2006 and in the Schedule 13G filed by Franklin Mutual Advisers, LLC on October 11, 2005 and (ii) provided by the Company.

The following table sets forth the name, state of organization, principal business and principal address of each Shareholder that is a limited liability company.

SHAREHOLDER AND STATE OF ORGANIZATION	PRINCIPAL BUSINESS	PRINCIPAL ADDRESS
Castle Creek Capital, LLC (Delaware)	Investment fund management	6051 El Tordo Rancho Santa Fe, CA 92067

Franklin Mutual Advisers, LLC (Delaware)	Investment adviser	51 John F. Kennedy Parkway Short Hills, NJ 07078-2702

The following table sets forth the name, citizenship and present principal occupation or employment of each Shareholder that is a natural person, and the name and principal business address of any corporation or other organization in which such occupation or employment is conducted. Each Shareholder listed below is a citizen of the United States and, unless otherwise indicated, the business address of each such Shareholder is 4500 Mercantile Plaza Drive, Suite 300, Fort Worth, Texas 76137.

SHAREHOLDER AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION
Gary J. Fletcher	Director, State National Bancshares, Inc.

Rick J. Calhoon	Co-owner and Co-manager, Pruet Oil Company 217 W. Capitol Street Jackson, MS 39201

James A. Cardwell	Chairman of the Board of Directors and Chief Executive Officer, Petro Stopping Centers, LP 6080 Surety Drive El Paso, Texas 79905

John M. Eggemeyer, III	President and CEO, Castle Creek Capital, LLC 6051 El Tordo Rancho Santa Fe, CA 92067

H. Gil Moutray	President and CEO, Seven Rivers, Inc. 5161 Seven Rivers Highway Carlsbad, NM 88220

Tom C. Nichols	Chairman, President and Chief Executive Officer, State National Bancshares, Inc.

Ben B. Stribling	Chairman, Eden State Bank Main Street Eden, TX 76837 and First State Bank, Rankin 922 Main Rankin, TX 79778

SHAREHOLDER AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION

F. James Volk	Senior Vice President and Regional President, State National Bancshares, Inc.

To the best of BBVA’s knowledge, none of the Shareholder has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

2